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As filed with the Securities and Exchange Commission on July 13, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DYNCORP INTERNATIONAL INC.
(Exact name of registrant as specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	01-0824791 (I.R.S. Employer Identification Number)
3190 Fairview Park Drive, Suite 700 Falls Church, Virginia 22042 (571) 722-0210 (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Office)

Curtis L. Schehr, Esq.
Senior Vice President, General Counsel & Secretary
DynCorp International Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, Virginia 22042
(571) 722-0210
(Name, Address, Including Zip Code, and
Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Ph: (212) 756-2000 Fax: (212) 593-5955	Peter M. Labonski, Esq. Latham & Watkins LLP 855 Third Avenue, Suite 1000 New York, NY 10022 Ph: (212) 906-1200 Fax: (212) 751-4864

Approximate Date of Commencement of Proposed Offer to the Public:
As soon as practicable after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Class A common stock, par value $.01 per share	11,500,000 shares	$21.59	$248,285,000	$7,623

(1)
Includes 1,500,000 shares of Class A common stock issuable upon exercise of an over-allotment option granted to the underwriters.

(2)
Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Based on the average of the high and low sale prices for our Class A common stock as reported on the New York Stock Exchange on July 6, 2007.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 13, 2007.

10,000,000 Shares

DYNCORP INTERNATIONAL INC.
 Class A Common Stock

        All of the shares of Class A common stock to be sold in this offering are being sold by our controlling stockholder, DIV Holding LLC, an affiliate of Veritas Capital Management II, L.L.C., which we refer to in this prospectus as the "selling stockholder". We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder.

        Our Class A common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "DCP". The last reported sale price of our Class A common stock on July 12, 2007 was $23.00 per share.

        See "Risk Factors" on page 11 to read about factors you should consider before buying shares of our Class A common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholder	$	$

        To the extent that the underwriters sell more than 10,000,000 shares of our Class A common stock, the underwriters have the option to purchase up to an additional 1,500,000 shares from the selling stockholder at the initial price to the public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on            , 2007.

Credit Suisse	Goldman, Sachs & Co.	Wachovia Securities

        Prospectus dated                            , 2007.

DynCorp
INTERNATIONAL

Global Integrated Solutions

POLICE

Every Mission is Critical.™

        You should rely only on the information contained in this prospectus. Neither we nor the selling stockholder has authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholder is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

        The following summary highlights selected information from this prospectus. It does not contain all the information that you should consider in making an investment decision and should be read together with the more detailed information appearing elsewhere in this prospectus, including "Risk Factors" and the financial statements and related notes incorporated by reference herein. In this prospectus, unless the context requires otherwise, references to "we," "us," "our," the "Company" or "DynCorp International" refer, as applicable, to DynCorp International Inc. and its consolidated subsidiaries and include our predecessors. We refer to our subsidiary, DynCorp International LLC, and its subsidiaries, as our "operating company." All references in this prospectus to fiscal years made in connection with our financial statements or operating results refer to our fiscal year ended on the Friday closest to March 31 of such year. For example, "fiscal 2007" refers to our fiscal year ended March 30, 2007. All references in this prospectus to fiscal years of the U.S. government pertain to the fiscal year which ends on September 30th of each year.

Our Company

        We are a leading provider of specialized mission-critical outsourced technical services to civilian and military government agencies. Our specific global expertise is in law enforcement training and support, security services, base operations and aviation services and operations. We also provide logistics support for all our services. Our current customers include the Department of State, or DoS; the U.S. Army, Air Force, Navy and Marine Corps (collectively, the Department of Defense, or DoD); commercial customers and foreign governments. As of March 30, 2007, we had over 14,600 employees in 33 countries, approximately 45 active contracts ranging in duration from three to ten years and over 100 task orders. Our predecessors have provided essential services to numerous U.S. government departments and agencies since 1951.

        From fiscal 2003 to fiscal 2007, our revenues and earnings before interest, taxes, depreciation and amortization, or EBITDA, increased at a compound annual growth rate, or CAGR, of 22.7% and 47.9%, respectively. Our revenues and EBITDA, for fiscal 2007 as compared with fiscal 2006, increased by 5.8% and 9.9%, respectively. In fiscal 2007, we generated revenues, EBITDA and net income of $2.1 billion, $163.4 million and $27.0 million, respectively, as compared with $2.0 billion, $148.7 million and $7.2 million, respectively, in fiscal 2006. Our fiscal 2007 revenue, EBITDA and net income growth was primarily driven by additional services provided under a peacekeeping program in Africa and drug eradication services provided in Afghanistan and South America. In addition, a higher number of international police liaison officers were deployed in the Middle East, and increased aviation maintenance services were provided worldwide. We believe that our margins will further improve to the extent our customers shift from cost-reimbursement contracts to increasing use of time-and-materials and fixed-price contracts, which we believe generally have higher margins than cost-reimbursement type contracts. As a percentage of revenue for fiscal 2007, our contract mix for fixed-price, time-and-materials and cost-reimbursement contracts was 43%, 36% and 21%, respectively, as compared with 34%, 38% and 28%, respectively, in fiscal 2006.

        As of March 30, 2007, we had a total backlog of approximately $6.1 billion. Historically, substantially all of our backlog has been converted into revenue at or above stated contract values. Backlog does not take into account any expenses associated with the contracts, and converting backlog into revenue would not reflect income associated with contracts. In addition to our backlog as of March 30, 2007, we had $10.1 billion of currently available ceiling under our existing indefinite delivery, indefinite quantity contracts, or IDIQ contracts. For a discussion of our backlog please see "Business—Backlog".

Industry Overview

        Over most of the last two decades, the U.S. government has been increasing its reliance on the private sector for a wide range of professional and support services. This increased use of outsourcing by the U.S. government has been driven by a variety of factors: lean-government initiatives launched in the 1990s; surges in demand during times of national crisis; the increased complexity of missions; the transformation of the U.S. military to focus on the war-fighter efforts and the loss of skills within the government caused by workforce reductions and retirements. Spending on professional services alone grew from $102 billion in fiscal 1995 to more than $200 billion in fiscal 2005. We believe that the U.S. government's growing mission and continued human capital challenges have combined to create a new market dynamic, one that is less directly reflective of overall government budgets and more reflective of the ongoing shift of service delivery from the federal workforce to private sector providers.

        In addition to the increase in government spending on outsourcing, particularly among our customers, our end-markets are also growing. The DoD budget for fiscal 2008, excluding supplemental funding relating to operations in Iraq and Afghanistan, has been proposed to Congress at $481.4 billion, representing a 62% increase over fiscal 2001. Fiscal 2006 DoD outlay was $499.4 billion. This growth is expected to continue, with the DoD forecasting its annual budget to grow to over $538.4 billion (excluding supplemental funding) by fiscal 2012. The U.S. government budget for international development and humanitarian and international security assistance coordinated by the DoS has grown from approximately $15 billion in fiscal 2000 to $25 billion in fiscal 2006, a CAGR of 8.9%. Services included in this budget include law enforcement training, eradication of international narcotics, certain contingency services and security services. Similarly, there has been significant growth in the Department of Homeland Security budget which is estimated at $46.4 billion for fiscal 2008, which represents a 13% CAGR since fiscal 2002 for the Department of Homeland Security and its predecessor entities.

        We believe the following industry trends will further increase demand and enable us to more successfully compete for outsourced services in our target markets:

  •
  Transformation of military forces, leading to increases in outsourcing of non-combat functions;

  •
  Increased level and frequency of overseas deployment and peace-keeping operations for the DoS, DoD and United Nations;

  •
  Growth in U.S. military budget driven by increased operations and maintenance spending;

  •
  Increased maintenance, overhaul and upgrade needs to support aging military platforms;

  •
  Increased reliance on private contractors to perform life-cycle asset management functions ranging from organizational to depot level maintenance;

  •
  Increased opportunities to support foreign governments in providing a wide spectrum of maintenance, supply support, facilities management and construction management-related services;

  •
  Shift to more multiple award IDIQ contracts; and

  •
  Movement from cost-reimbursement contracts to time-and-materials or fixed-price contracts and task orders.

Business Overview

        We operate through two core business segments, Government Services, or GS, and Maintenance and Technical Support Services, or MTSS.

        The following table describes the key service offerings for each of GS and MTSS and indicates revenues, operating income and depreciation and amortization for fiscal 2007:

	GOVERNMENT SERVICES	MAINTENANCE AND TECHNICAL SUPPORT SERVICES
Key Service Offerings

Law Enforcement and Security—International police training, judicial support, immigration support, base operations, security for diplomats, personal protection, security system design, installation and operations, and development of security software, smart cards and biometrics
Contingency and Logistics Operations—Peace-keeping support, humanitarian relief, de-mining, worldwide contingency planning and other rapid response services, inventory procurement, tracking services, equipment maintenance, property control, data entry and mobile repair services
 Operations Maintenance and Construction Management—Facility and equipment maintenance, custodial and administrative services, civil, electrical, infrastructure, environmental and mechanical engineering and construction management
Specialty Aviation and Counter-drug Operations—Drug eradication, aerial firefighting, counter-drug surveillance, border control, host nation pilot and crew training

Aviation Services and Operations—Aircraft fleet maintenance and modifications, depot augmentation, aftermarket logistics support, aircrew services and training, ground equipment maintenance and modifications, quality control, Federal Aviation Administration certification, facilities and operations support, aircraft scheduling and flight planning and the provisioning of pilots, test pilots and flight crews
Aviation Engineering—Aircraft modification programs manufacturing and installation, engineering design and kit manufacturing and installation, avionics upgrades, field installations, cockpit/fuselage design and configuration management and technical data, drawings and manual revisions
 Aviation Ground Equipment Support—Ground equipment support, maintenance and overhaul, modifications and upgrades, corrosion control, engine rebuilding, hydraulic and load testing and serviceability inspections
Ground Vehicle Maintenance—Vehicle maintenance, overhaul and corrosion control and scheduling work flow management, logistics support and equipment inspection
	Government Services	Maintenance and Technical Support Services	DynCorp International Inc.
	(dollars in millions)
Fiscal Year 2007
Revenues	$1,359	$723	$2,082
Operating Income	98	18	113	(1)
Depreciation and Amortization	32	13	45

(1)
DynCorp International Inc. operating income includes equity-based compensation expense of approximately $3.0 million, which is not reflected in segment operating income.

Business Strengths

        We believe our core strengths include the following:

        Leading Market Position.    We are a leading provider of specialized mission-critical outsourced technical services to civilian and military government agencies. Our leading position is not based on our percentage of revenues compared to the overall defense budget, but on the fact that we are one of the few providers with the ability to perform large-scale, complex programs in our targeted service areas. Our global presence and highly specialized personnel enable us to meet our customers' specifications anywhere in the world with one of the fastest response times in the industry. For example, our predecessors were pioneers in the Contract Field Teams, or CFT program, and we believe that we are currently the largest provider of CFT services to the DoD. We also are the sole contractor under the DoS International Narcotics and Law Enforcement Air-Wing program, and we believe we have performed in excess of 90% of the dollar value of awarded task orders for the DoS Civilian Police program since its inception in February 2004.

        Attractive Industry Fundamentals.    The U.S. government is expected to continue to downsize and replace government employees with more cost-effective commercial vendors. In addition, the global deployment of the U.S. military in support of the war on terror and overall military transformation are constraining existing government resources. As a result, outsourcing to private contractors has increased and is expected to continue to do so. Moreover, our end markets are also large and growing. The Operation and Maintenance portion of the DoD budget, which includes the majority of the services we provide, is the largest segment of the DoD military spending. Similarly, there has been significant growth in the DoS budget.

        Long-Standing and Strong Customer Relationships.    We have been a participant in the CFT program for 55 years. We also have participated in a number of other high-priority U.S. government programs for over a decade. Our key executives have developed long-standing and strong relationships with U.S. military and government officials, and we believe that the longevity and depth of our customer relationships has positioned us as a contractor of choice for our customers.

        Global Business Development Capability.    We have a long-standing presence in the Middle East. In addition, we have frontline sales and marketing personnel in the United States, Europe, Africa and Asia-Pacific. We also market through relationships with military and government officials, through joint ventures and at international trade shows.

        Strong and Stable Platform for Growth.    We have a growing revenue base derived from approximately 45 active contracts and over 100 active task orders as of March 30, 2007, with different agencies of the U.S. government that are spread over a diverse mix of activities, services and platforms. The terms of our contracts generally range from three to ten years and, as of March 30, 2007, we had a total contracted backlog of approximately $6.1 billion. For a discussion on backlog please see "Business—Backlog".

        Attractive Cash Flow Dynamics.    Due to the nature of the services that we provide, we benefit from low capital expenditure requirements, which contribute to our ability to generate strong cash flow. We believe that our ability to generate cash flow provides us with a substantial degree of operating flexibility beyond servicing our debt, thereby allowing us to fund our growth initiatives. In addition, our amortization of intangibles and goodwill over the next several years is expected to reduce cash requirements for the payment of taxes.

        Experienced Management Team and Distinguished Board.    Our operating company's senior management team has extensive industry expertise and has an average of 20 years of experience working in our industry. Many members of our management and our board of directors have had military and government experience and have long-standing relationships with U.S. military and U.S. government officials.

Business Strategy

        Our objective is to leverage our leading market position to further increase our revenues and earnings. We intend to achieve this objective through the following strategies:

        Exploit Current Business Opportunities and Backlog.    As of March 30, 2007, our contracted backlog was approximately $6.1 billion. In addition to servicing our contracted backlog, we intend to leverage our existing contract base to expand the scope of our activities as a result of contract renewals, favorable contract modifications and new task orders. For example, in February 2004, we were awarded a new Civilian Police contract by the DoS, which expanded our existing program that has been in place since 1994. This contract has an estimated value of $2.5 billion over the five-year term of the program through February 2009. In addition, we plan to expand the scope of services we provide to our existing customers. On June 27, 2007, we were also awarded the Logistics Civil Augmentation Program, or LOGCAP IV, contract that has a maximum potential annual contract value of $5 billion for the next ten years.

        Capitalize on Industry Trends.    We intend to continue to capitalize on the U.S. government's increasing reliance on outsourcing and increased spending in our targeted end-markets. According to the Government Accountability Office, or GAO, the DoD's obligations on service contracts increased from approximately $85 billion in fiscal 1996 to more than $151 billion in fiscal 2006, an increase of approximately 78%. This increase was driven in part by the DoD's need to outsource services because of fewer U.S. military personnel available to support non-warfighting efforts, the decrease in the size of the DoD's civilian workforce and the DoD's extensive reliance on contractors to provide support to troops in Iraq. We believe that we are well positioned to benefit from these trends, given our breadth of services and experience, global reach and strong operating performance.

        Expand Domestic Service Offerings.    While a subsidiary of Computer Sciences Corporation, we primarily sought to provide our services internationally. Since our sale to Veritas Capital, as defined below, in February 2005, we have begun to compete for business opportunities domestically, including in the homeland security, domestic aviation, base operations and range services markets. In fiscal 2007, the U.S. Army Aviation and Missile Command awarded us a $99 million contract to maintain and sustain foreign air- and ground-threat systems and their associated systems and equipment. In addition, we were awarded two contracts in fiscal 2006—one for Federal Emergency Management Agency, or FEMA, contingency services and the other for Navy contingency services—with ceilings valued at $250 million and $450 million, respectively.

        Pursue Commercial Business and Foreign Government Opportunities.    While historically we have primarily served the U.S. government, we believe there is significant potential to increase the business we generate from commercial and foreign government customers by leveraging the expertise we have developed through our work with the U.S. government. We believe that commercial customers will increasingly seek out our services as a result of our efforts to bring proven systems, processes and capabilities from our government experience to commercial customers in need of similar services.

        We believe many foreign governments around the world are demonstrating the same outsourcing trends as the U.S. government. In particular, certain oil- and natural gas-rich nations have indicated a desire to increase spending for security, logistics and aviation services expertise which are often unavailable domestically. We believe our international business acumen, cultural understanding and significant experience in the Middle East and other parts of the world will allow us to effectively compete for such contracts. In December 2006, we were awarded a subcontract to provide the United Arab Emirates, or UAE, Ministry of Defense depot-level maintenance, supply-chain management, maintenance training and facilities management for approximately 17,000 items of ground equipment. This subcontract is valued at approximately $163 million.

        Increase Profitability and Operating Efficiency.    We believe that our margins will further improve to the extent our customers shift from cost-reimbursement to time-and-materials contracts and fixed-price contracts, which, in our experience, generally result in higher margins than those of cost-reimbursement type contracts. Fixed-price contracts constituted 27%, 34% and 43% of our revenue in fiscal 2005, 2006 and 2007, respectively. As a result of our extensive experience and understanding of the cost and pricing structure in fixed-price and time-and-material contracts, we believe that such contracts have the potential to generate higher margins for us than cost-reimbursement contracts. We believe that these recent trends have contributed to a growth in our EBITDA margin from 5.9% in fiscal 2005 to 7.6% in fiscal 2006 and 7.8% for fiscal 2007.

        Selectively Pursue Acquisitions.    We intend to evaluate and pursue acquisitions on a strategic basis, with a view to increasing our revenues, improving our profitability and strengthening our competitive position through adding complementary skills and customers.

Recent Developments

        LOGCAP IV Contract Award.    On June 27, 2007, we received notification that the U.S. Army Sustainment Command selected us as one of three prime contractors to provide logistics support under LOGCAP IV. The LOGCAP IV program has a term of up to ten years, and a maximum potential annual contract value to our team of $5 billion. The actual contract value from this contract will depend on certain factors that are not determinable at this time, including the number of individual task orders we receive. We are teamed with CH2M Hill and Taos Industries, Inc. for LOGCAP IV. LOGCAP IV is the Army component of the DoD's efforts to award contracts to U.S. companies with a broad range of logistics capabilities to support U.S. and allied forces during combat, peacekeeping, humanitarian and training operations.

Our History

        We operated as a separate subsidiary of DynCorp from December 2000 to March 2003 and of Computer Sciences Corporation from March 2003 until February 2005. On February 11, 2005, Computer Sciences Corporation sold our business to DynCorp International Inc., a newly formed entity controlled by The Veritas Capital Fund II, L.P. and its affiliates, which we refer to as "Veritas Capital".

Corporate Information

        We are a Delaware corporation. Our principal executive offices are located at 3190 Fairview Park Drive, Suite 700, Falls Church, VA 22042 and our telephone number is (571) 722-0210. Our website address is http://www.dyncorpinternational.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

THE OFFERING

Class A common stock, or common stock, offered by the selling stockholder	10,000,000 shares
Option to purchase additional shares granted by the selling stockholder	1,500,000 shares
Selling stockholder
All the shares of common stock offered by this prospectus are to be sold by DIV Holding LLC, our controlling stockholder and an affiliate of Veritas Capital. We will not offer any shares of common stock in this offering.
Common stock to be outstanding immediately after this offering	57,000,000 shares
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock being offered by this prospectus.
New York Stock Exchange symbol	DCP
Risk factors
For a discussion of risks relating to our company, our business and an investment in our common stock, see "Risk Factors" and all other information set forth in this prospectus and incorporated herein by reference.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

        On February 11, 2005, our business was acquired from Computer Sciences Corporation by Veritas Capital. We refer to the financial statements for the period April 3, 2004 to February 11, 2005, the date of the acquisition, or the 2005 Acquisition, as the "immediate predecessor period" statements. The 2005 Acquisition has been accounted for using the purchase method of accounting.

        The summary consolidated historical financial data for fiscal 2007, fiscal 2006, and the period from February 12, 2005 through April 1, 2005 are derived from our consolidated financial statements. The summary consolidated historical financial data for the period April 3, 2004 through February 11, 2005 are derived from the consolidated financial statements of our immediate predecessor.

        This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto incorporated herein by reference.

	Immediate Predecessor Period	Successor Period
	April 3, 2004- February 11, 2005	49 Days Ended April 1, 2005	Year Ended March 31, 2006	Year Ended March 30, 2007
	(amounts in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues	$1,654,305	$266,604	$1,966,993	$2,082,274

Costs of services	1,496,109	245,406	1,722,089	1,817,707
Selling, general and administrative	57,755	8,408	97,520	107,681
Depreciation and amortization	5,922	5,605	46,147	43,401

Total costs and expenses	1,559,786	259,419	1,865,756	1,968,789

Operating income	94,519	7,185	101,237	113,485
Interest expense	—	8,054	56,686	58,412
Interest on mandatory redeemable shares	—	2,182	21,142	3,002
Loss on early extinguishment of debt and preferred stock	—	—	—	9,201
Net earnings from affiliates	—	—	—	(2,913)
Interest income	(170)	(7)	(461)	(1,789)

Net income (loss) before taxes	94,689	(3,044)	23,870	47,572
Provision for income taxes	34,956	60	16,627	20,549

Net income (loss)	$59,733	$(3,104)	$7,243	$27,023

Net (loss) income per common share:
Basic and diluted		$(0.10)	$0.23	$0.49
Weighted average common shares outstanding:
Basic and diluted		32,000	32,000	54,734
	Immediate Predecessor Period	Successor Period
	April 3, 2004- February 11, 2005	49 Days Ended April 1, 2005	Year Ended March 31, 2006	Year Ended March 30, 2007
	(dollars in thousands, except for backlog, which is in millions)
OTHER FINANCIAL DATA:
EBITDA(1)	$101,326	$12,896	$148,718	$163,438
Capital expenditures	8,473	244	6,180	9,317
Backlog(2)	NA	$2,040	$2,641	$6,132

BALANCE SHEET DATA (end of period):
Cash and cash equivalents	NA	$13,474	$20,573	$102,455
Working capital(3)	NA	200,367	251,329	282,929
Total assets	NA	1,148,193	1,239,089	1,362,901
Total debt	NA	826,990	881,372	630,994
Stockholders' equity	NA	96,918	106,338	379,674

(1)
We define EBITDA as generally accepted accounting principles, or GAAP, net income before depreciation and amortization, interest expense and income taxes. Our management uses EBITDA as a supplemental measure in the evaluation of our business and believes that EBITDA provides a meaningful measure of our performance because it eliminates the effects of period to period changes in taxes, costs associated with capital investments and interest expense. EBITDA is not a financial measure calculated in accordance with GAAP. Accordingly, it should not be considered in isolation or as a substitute for net income or other financial measures prepared in accordance with GAAP. When evaluating EBITDA, investors should consider, among other factors, (i) increasing or decreasing trends in EBITDA, (ii) whether EBITDA has remained at positive levels historically, and (iii) how EBITDA compares to our debt outstanding. We provide a reconciliation of GAAP net income to EBITDA. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented by us may not be comparable to similarly titled measures of other companies. EBITDA does not give effect to the cash we must use to service our debt or pay income taxes and thus does not reflect the funds generated from operations or actually available for capital investments.

The following table presents a reconciliation of net income to EBITDA for the periods included below.

	Immediate Predecessor Period	Successor Period
	April 3, 2004- February 11, 2005	49 Days Ended April 1, 2005	Year Ended March 31, 2006	Year Ended March 30, 2007
	(dollars in thousands)
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA:
Net income (loss)	$59,733	$(3,104)	$7,243	$27,023
Income taxes	34,956	60	16,627	20,549
Interest expense and loss on early extinguishment of debt and preferred stock(a)	—	10,236	77,828	70,615
Depreciation and amortization	6,637	5,704	47,020	45,251

EBITDA:	$101,326	$12,896	$148,718	$163,438
  (a)
  Fiscal 2007 includes the premium associated with the redemption of all of the outstanding preferred stock, premium on the redemption of a portion of the senior subordinated notes and write-off of deferred financing costs associated with the early retirement of a portion of the senior subordinated notes.

(2)
Contracted backlog data is as of the end of the applicable period. We define contracted backlog as the estimated value of contract awards received from customers that have not been recognized as sales. Our backlog consists of funded and unfunded backlog. Funded backlog is based upon amounts actually appropriated by a customer for payment of goods and services less actual revenue recorded as of the measurement date under that appropriation. Unfunded backlog is the actual dollar value of unexercised contract options.

(3)
Working capital is defined as current assets, net of current liabilities.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act. All statements in this prospectus, other than statements of historical fact included in this prospectus and in the documents incorporated by reference, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Without limiting the foregoing, the words "believes," "thinks," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. We caution that these statements are further qualified by important economic, competitive, governmental and technological factors that could cause our business, strategy or actual results or events to differ materially from those in the forward-looking statements, including, without limitation, changes in the demand for services that we provide; work awarded under our contracts, including without limitation, the Civilian Police, International Narcotics and Law Enforcement and LOGCAP IV contracts; pursuit of new commercial business in the U.S. and abroad; activities of competitors; bid protests; changes in significant operating expenses; changes in availability of capital; general economic and business conditions in the U.S.; acts of war or terrorist activities; variations in performance of financial markets; estimates of contract values; anticipated revenues from IDIQ contracts; expected percentages of future revenues represented by fixed-price and time-and-materials contracts; and statements covering our business strategy, those described in "Risk Factors" and other risks detailed from time to time in our reports filed with the Securities and Exchange Commission, or SEC, that are incorporated herein by reference. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances; therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate. We assume no obligation to update the forward-looking statements.

MARKET SHARE AND ESTIMATED CONTRACT VALUE

        In this prospectus, we refer to information regarding market data obtained from internal sources, market research, publicly available information and industry publications. Estimates are inherently uncertain and the estimates contained herein involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption "Risk Factors" in this prospectus.

        As used herein, except as otherwise indicated in this paragraph, estimated contract values are calculated as the greater of the bid price we submitted or expect to submit for the applicable contract and the sum of our actual revenues under the contract and our estimated revenues from future performance under options exercised by the customer. For IDIQ contracts, the estimated value of such contracts is the sum of our actual revenues under the contract and our estimated revenues from future performance under task orders issued. Funded backlog is the actual amount appropriated by a customer for the payment of goods and services less the actual revenue recorded as of the measurement date under that appropriation. Unfunded backlog is the actual dollar value of unexercised contract options. Anticipated revenues from IDIQ contracts are not included in unfunded backlog. Backlog is only a measure of funded contract values, and unfunded contract options, less any revenue recognized to that point. Backlog does not take into account any expenses associated with contractual performance, and converting backlog into revenue would not reflect net income associated with the contracts.

RISK FACTORS

        You should carefully consider the following risks before making an investment in our common stock. Any of the following risks could seriously harm our business, financial condition or results of operations. As a result, these risks could cause the decline of the trading price of our common stock, and you may lose all or part of your investment. You should also refer to the other information set forth or incorporated by reference in this prospectus.

        Any of the risks described below, as well as any of the other risks described in "Forward-Looking Statements" and other sections in this prospectus, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Business

We rely on sales to U.S. government entities. A loss of contracts with the U.S. government, a failure to obtain new contracts or a reduction of sales under existing contracts could adversely affect our operating performance and our ability to generate cash flow to fund our operations.

        We derive substantially all of our revenues from contracts and subcontracts with the U.S. government and its agencies, primarily the DoD and the DoS. The remainder of our revenues represents commercial contracts and contracts with foreign governments. We expect that U.S. government contracts, particularly with the DoD and the DoS, will continue to be our primary source of revenue for the foreseeable future. Continuation and renewal of our existing government contracts and new government contracts are, among other things, contingent upon the availability of adequate funding for various U.S. government agencies, including the DoD and the DoS. Changes in U.S. government spending could directly affect our operating performance and lead to an unexpected loss of revenue. Factors that could impact U.S. government spending and that would reduce our federal government contracting business include:

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  a significant decline in, or reapportioning of, spending by the U.S. government, in general, or by the DoD or the DoS, in particular;

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  changes, delays or cancellations of U.S. government programs, requirements or policies;

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  the adoption of new laws or regulations that affect companies that provide services to the U.S. government;

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  U.S. government shutdowns or other delays in the government appropriations process;

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  curtailment of the U.S. government's outsourcing of services to private contractors;

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  changes in the political climate, including with regard to the funding or operation of the services we provide; and

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  general economic conditions.

        These or other factors could cause U.S. government agencies to reduce their purchases under our contracts, to exercise their right to terminate our contracts in whole or in part, to issue temporary stop-work orders, or decline to exercise options to continue our contracts. The loss or significant curtailment of our material government contracts, or our failure to renew existing contracts or enter into new contracts, could adversely affect our operating performance and lead to an unexpected loss of revenue.

Our U.S. government contracts may be terminated by the U.S. government at any time prior to their completion and contain other provisions favoring the customer, which could lead to unexpected loss of revenues and reduction in backlog.

        Under the terms of our contracts, the U.S. government may unilaterally:

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    terminate or modify existing contracts;

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    reduce the value of existing contracts through partial termination;

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    delay the payment of our invoices by government payment offices;

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    audit our contract-related costs and fees; and

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    suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations.

        The U.S. government can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and adversely affect our operating performance and lead to an unexpected loss of revenue.

        Our government contracts typically have an initial term of one year with multiple option periods, exercisable at the discretion of the government at previously negotiated prices. The government is not obligated to exercise any option under a contract. Furthermore, the government is required to compete all programs and, therefore, may not automatically renew a contract. In addition, at the time of completion of any of our government contracts, the contract is required to be re-competed if the government still requires the services covered by the contract.

        If the U.S. government terminates and/or materially modifies any of our contracts or if option periods are not exercised, our failure to replace revenue generated from such contracts would result in lower revenues and would likely adversely affect our earnings, which would have a material adverse effect on our financial condition and results of operations.

Our U.S. government contracts are subject to competitive bidding, both upon initial issuance and re-competition. If we are unable to successfully compete in the bidding process or if we fail to receive renewal, it could adversely affect our operating performance and lead to an unexpected loss of revenue.

        Substantially all of our U.S. government contracts are awarded through a competitive bidding process upon initial award and renewal, and we expect that this will continue to be the case. There often is significant competition and pricing pressure as a result of this process. The competitive bidding process presents a number of risks, including the following:

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  we must expend substantial funds and time to prepare bids and proposals for contracts;

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  we may be unable to estimate accurately the resources and costs that will be required to perform any contract we win, which could result in substantial cost overruns; and

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  we may encounter expense and delay if our competitors protest or challenge awards of contracts to us, and any such protest or challenge could result in a requirement to resubmit bids on modified specifications or in termination, reduction or modification of the awarded contract.

        The government contracts for which we compete typically have multiple option periods, and if we fail to win a contract or a task order we generally will be unable to compete again for that contract for several years.

        During fiscal 2007, we were unsuccessful in retaining the three contracts with an aggregate annual estimated revenue of $65 million to $70 million, which were the subject of re-competition. Two of our GS contracts, our War Reserve Material and California Department of Forestry contracts, with estimated total contract values of $548 million and $83 million, respectively, are up for re-competition in December 2007. Our CFT contract, with an estimated total contract value of $2.48 billion, is up for re-competition in March 2008. In addition, a $3.3 billion linguist and translation services contract, or INSCOM contract, was awarded by the U.S. Army Intelligence and Security Command, or INSCOM, to Global Linguist Solutions LLC, or GLS, a joint venture between us and McNeil Technologies in which we have a 51% interest. The incumbent contractor protested the award in December 2006 and the protest was sustained by the GAO in March 2007. We expect the U.S. Army to issue a revised solicitation in accordance with the GAO's decision, request revised proposals from the competing contractors and make a new contract award decision.

Our operations involve considerable risks and hazards. An accident or incident involving our employees or third parties could harm our reputation, affect our ability to compete for business, and if not adequately insured or indemnified against, could adversely affect our results of operations and financial condition.

        We are exposed to liabilities arising out of the services we provide. Such liabilities may relate to an accident or incident involving our employees or third parties, particularly where we are deployed on-site at active military installations or in locations experiencing political or civil unrest, or they may relate to an accident or incident involving aircraft or other equipment we have serviced or used in the course of our business. Any of these types of accidents or incidents could involve significant potential claims of injured employees and other third parties and claims relating to loss of or damage to government or third-party property.

        We maintain insurance policies that mitigate against risk and potential liabilities related to our operations. This insurance is maintained in amounts that we believe are reasonable. Our insurance coverage may not be adequate to cover those claims or liabilities, and we may be forced to bear substantial costs from an accident or incident. Substantial claims in excess of our related insurance coverage could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

        Furthermore, any accident or incident for which we are liable, even if fully insured, may result in negative publicity which could adversely affect our reputation among our customers, including our government customers, and the public, which could result in us losing existing and future contracts or make it more difficult for us to compete effectively. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Political destabilization or insurgency in the regions in which we operate may have a material adverse effect on our operating performance.

        Certain regions in which we operate are highly unstable. Insurgent activities in the areas in which we operate may cause further destabilization in these regions. There can be no assurance that the regions in which we operate will continue to be stable enough to allow us to operate profitably or at all. For fiscal 2007 and 2006, respectively, revenues generated from our operations in the Middle East contributed 46% and 48% of our revenues. Insurgents in Iraq and Afghanistan have targeted installations where we have personnel, and such insurgents have contributed to instability in these countries. This could impair our ability to attract and deploy personnel to perform services in either or both locations. In addition, we have been required to increase compensation to our personnel as an incentive to deploy them to these regions. To date, we have been able to recover this added cost under the contracts, but there is no guarantee that future increases, if required, will be able to be passed onto our customers through our contracts. To the extent that we are unable to pass through such increased compensation costs to our customers, our operating margins would be adversely impacted, which could adversely affect our operating performance. In addition, increased insurgent activities or destabilization, including civil unrest or a civil war in Iraq or Afghanistan, may lead to a determination by the U.S. government to halt our operations in a particular location, country or region and to perform the services using military personnel. Furthermore, in extreme circumstances, the U.S. government may decide to terminate all U.S. government activities including our operations under U.S. government contracts in a particular location, country or region and to withdraw all military personnel. The increasing unpopularity of the U.S. government's military presence in Iraq, together with congressional pressure to reduce, if not eliminate, the number of U.S. troops in Iraq, may lead to U.S. government procurement actions that reduce or terminate the services and support we provide in that theater of conflict. Any of the foregoing could adversely affect our operating performance and may result in additional costs and expenses and loss of revenue.

Our IDIQ contracts are not firm orders for services, and we may never receive revenues from these contracts, which could adversely affect our operating performance.

        Many of our government contracts are IDIQ contracts, which are often awarded to multiple contractors. Award of an IDIQ contract does not represent firm orders for services. Generally, under an IDIQ contract, the government is not obligated to order a minimum of services or supplies from its contractor, irrespective of the total estimated contract value. Furthermore, under an IDIQ contract, the customer develops requirements for task orders that are competitively bid against all of the contract awardees, usually under a best-value approach. However, many contracts also permit the government customer to direct work to a specific contractor. Our Civilian Police, CFT and LOGCAP IV programs are three of our contracts performed under IDIQ contracts. We may not win new task orders under these contracts for various reasons such as failing to rapidly deploy personnel or high prices, which would have an adverse effect on our operating performance and may result in additional expenses and loss of revenue. In fiscal 2007 and 2006, 56.7% and 58.9% of our revenues, respectively, were attributable to IDIQ contracts.

Our cost of performing under time-and-materials and fixed-price contracts may exceed our revenues which would result in a recorded loss on the contracts.

        Our government contract services have three distinct pricing structures: cost-reimbursement, time-and-materials and fixed-price. With cost-reimbursement contracts, so long as actual costs incurred are within the contract funding and allowable under the terms of the contract, we are entitled to reimbursement of the costs plus a stipulated fixed fee and, in some cases, an incentive-based award fee. We assume additional financial risk on time-and-materials and fixed-price contracts, because we assume the risk of performing those contracts at the stipulated prices or negotiated hourly/daily rates. If we do not accurately estimate ultimate costs and control costs during performance of the work, we could lose money on a particular contract or have lower than anticipated margins. Also, we assume the risk of damage or loss to government property, and we are responsible for third-party claims under fixed-price contracts. The failure to meet contractually defined performance standards may result in a loss of a particular contract or lower-than-anticipated margins. This could adversely affect our operating performance and may result in additional costs and expenses and possible loss of revenue.

A negative audit or other actions by the U.S. government could adversely affect our operating performance.

        At any given time, many of our contracts are under review by the Defense Contract Audit Agency, or DCAA, and other government agencies. These agencies review our contract performance, cost structure and compliance with applicable laws, regulations and standards. Such DCAA audits may include contracts under which we have performed services in Iraq and Afghanistan under especially demanding circumstances. The DCAA also reviews the adequacy of, and our compliance with, our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed. In addition, government contract payments received by us for allowable direct and indirect costs are subject to adjustment after audit by government auditors and repayment to the government if the payments exceed allowable costs as defined in the government contracts.

        Audits have been completed on our incurred contract costs through fiscal 2005, and the Defense Contract Management Agency has approved these costs through fiscal 2003. Audits and approvals are continuing for subsequent periods. We cannot predict the outcome of such audits and what, if any, impact such audits may have on our future operating performance.

We are subject to investigation by the U.S. government, which could result in our inability to receive government contracts and could adversely affect our future operating performance.

        As a U.S. government contractor, we must comply with laws and regulations relating to U.S. government contracts that do not apply to a commercial company. From time to time, we are investigated by government agencies with respect to our compliance with these laws and regulations. If we are found to be in violation of the law, we may be subject to civil or criminal penalties or administrative sanctions, including contract termination, the assessment of penalties and suspension or debarment from doing business with U.S. government agencies. For example, many of the contracts we perform in the U.S. are subject to the Service Contract Act, which requires hourly employees to be paid certain specified wages and benefits. If the Department of Labor determines that we violated the Service Contract Act or its implementing regulations, we could be suspended from winning new government contracts or renewals of existing contracts for a period of time, which could adversely affect our future operating performance. We are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which companies with solely commercial customers are not subject. In addition, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government.

        Furthermore, our reputation could suffer serious harm if allegations of impropriety were made against us. If we were suspended or prohibited from contracting with the U.S. government, or any significant U.S. government agency, if our reputation or relationship with U.S. government agencies was impaired or if the U.S. government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, it could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

        U.S. government contractors like us that provide support services in theaters of conflict such as Iraq have come under increasing scrutiny by agency inspector generals, government auditors and congressional committees. Investigations pursued by any or all of these groups may result in adverse publicity for us and consequent reputational harm, regardless of the underlying merit of the allegations being investigated. As a matter of general policy, we have cooperated and expect to continue to cooperate with government inquiries of this nature.

The expiration of our collective bargaining agreements could result in increased operating costs or work disruptions, which could potentially affect our operating performance.

        As of March 30, 2007, we had over 14,600 employees located in 33 countries around the world, approximately 7,000 of whom are located inside the U.S. Of these employees, approximately 1,500 are represented by labor unions. As of March 30, 2007, we had approximately 70 collective bargaining agreements. Agreements expiring between July 2007 and September 2007 will cover approximately 30 employees. The remaining agreements will expire through March 2011. The Company is currently negotiating a new collective bargaining agreement with approximately 800 additional employees. There can be no assurance that we will not experience labor disruptions associated with the expiration or renegotiation of collective bargaining agreements or otherwise. We could experience a significant disruption of operations and increased operating costs as a result of higher wages or benefits paid to union members, which could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Proceedings against us in domestic and foreign courts could result in legal costs and adversely affect our operating performance.

        At any given time, we are involved in various claims and lawsuits arising in the ordinary course of business. In the event our insurance coverage is inadequate to cover such claims, we will be forced to bear the costs arising from a judgment. We do not have insurance coverage for adverse employment and breach of contract actions, and we bear all costs associated with such litigation and claims.

        As required by GAAP we estimate material loss contingencies and establish reserves when we assess that liability is deemed probable and reasonably estimable based on the facts and circumstances known to us at a particular point in time, as adjusted by subsequent developments in a particular matter.

Competition in our industry could limit our ability to attract and retain customers or employees, which could result in a loss of revenue and/or a reduction in margins, which could adversely affect our operating performance.

        We compete with various entities across geographic and business lines. Competitors of our GS operating segment are various solution providers who compete in any one of the service areas provided by the GS business units. Competitors of our MTSS operating segment are typically large defense services contractors who offer services associated with maintenance, training and other activities. We compete on a number of factors, including our broad range of services, geographic reach, mobility and response time.

        Some of our competitors have greater financial and other resources than we do or are better positioned than we are to compete for contract opportunities. For example, original equipment manufacturers that also provide aftermarket support services have a distinct advantage in obtaining service contracts for aircraft that they have manufactured, as they frequently have better access to replacement and service parts as well as an existing technical understanding of the platform they have manufactured. In addition, we are at a disadvantage when bidding for contracts put up for re-competition for which we are not the incumbent provider, because incumbent providers are frequently able to capitalize on customer relationships, technical knowledge and pricing experience gained from their prior service.

        In addition to the competition we face in bidding for contracts and task orders, we must also compete to attract the skilled and experienced personnel integral to our continued operation. We hire from a limited pool of potential employees, with military and law enforcement experience, specialized technical skill sets and security clearances as prerequisites for many positions. Our failure to compete effectively for employees or excessive attrition among our skilled personnel could reduce our ability to satisfy our customers' needs, and increase the costs and time required to perform our contractual obligations. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Loss of our skilled personnel, including members of senior management, may have an adverse effect on our operations and/or our operating performance until we find suitable replacements.

        Our continued success depends in large part on our ability to recruit and retain the skilled personnel necessary to serve our customers effectively, including personnel with extensive military and law enforcement training and backgrounds. The proper execution of our contract objectives depends upon the availability of quality resources, especially qualified personnel. Given the nature of our business, we have substantial need for personnel who are willing to work overseas, frequently in locations experiencing political or civil unrest, for extended periods of time and often on short notice. We may not be able to meet the need for qualified personnel as such need arises.

        In addition, we must comply with provisions in U.S. government contracts that require employment of persons with specified work experience and security clearances. An inability to maintain employees with the required security clearances could have a material adverse effect on our ability to win new business and satisfy our existing contractual obligations and could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

        The loss of services of any of the members of our senior management could adversely affect our business until a suitable replacement can be found. There may be a limited number of personnel with the requisite skills to serve in these positions, and we may be unable to locate or employ such qualified personnel on acceptable terms.

If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

        Many of our contracts involve subcontracts with other companies upon which we rely to perform a portion of the services we must provide to our customers. These subcontractors generally perform niche or specialty services for which they have more direct experience, such as construction, catering services or specialized technical services, or they have local knowledge of the region in which we will be performing and the ability to communicate with local nationals and assist in making arrangements for commencement of performance. Often, we enter into subcontract arrangements in order to meet government requirements to award certain categories of services to small businesses. A failure by one or more of our subcontractors to satisfactorily provide on a timely basis the agreed-upon supplies or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as the prime contractor. Such subcontractor performance deficiencies could result in a customer terminating our contract for default. A default termination could expose us to liability and adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Environmental laws and regulations may subject us to significant costs and liabilities that could adversely affect our operating performance.

        We are subject to numerous environmental, legal and regulatory requirements related to our operations worldwide. In the U.S., these laws and regulations include those governing the management and disposal of hazardous substances and wastes and the maintenance of a safe workplace, primarily associated with our aviation services activities, including painting aircraft and handling substances that may qualify as hazardous waste, such as used batteries and petroleum products. In addition to U.S. federal laws and regulations, states and other countries where we do business have numerous environmental, legal and regulatory requirements by which we must abide. We could incur substantial costs, including clean-up costs, as a result of violations of, or liabilities under, environmental laws. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Our ability to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 is dependent upon our implementation of effective internal controls.

        We are currently evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as is required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder, which we refer to as Section 404. Section 404 requires a reporting company such as ours to, among other things, annually review, evaluate and report on its internal controls over financial reporting, and evaluate and disclose significant changes in its internal controls over financial reporting quarterly. Although we currently evaluate and disclose significant changes in our internal controls over financial reporting quarterly, we are required to review, evaluate and report on our internal controls over financial reporting beginning with our annual report for the fiscal year ending March 28, 2008. We have identified areas of our internal controls requiring improvement and plan to design enhanced processes and controls to address these and any other issues that might be identified through this review. As a result, we expect to incur additional expenses and utilization of management's time. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or its impact on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could adversely affect our financial results.

Risks Related to Our Indebtedness

Our substantial outstanding indebtedness and the restrictive covenants in the agreements governing our indebtedness limit our operating and financial flexibility.

        We are required to make mandatory payments and, under certain circumstances, mandatory prepayments on our outstanding indebtedness. This may require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, and other general corporate purposes and could limit our flexibility in planning for, or reacting to, changes in our business and in the industry.

        The agreements governing our bank credit facilities impose certain operating and financial restrictions on us and limit management's discretion in operating our businesses. These agreements limit our ability, among other things, to:

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  incur additional indebtedness or guarantee obligations;

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  make capital expenditures;

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  prepay indebtedness prior to stated maturities;

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  pay dividends or certain other restricted payments;

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  making investments or acquisitions;

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  create liens or other encumbrances;

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  transfer or sell certain assets; and

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  merge or consolidate with another entity.

        In addition, our bank credit facilities contain covenants requiring us to deliver to lenders leverage and interest coverage financial computations and our audited annual and unaudited quarterly financial statements. Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative or additional financings could be obtained or, if obtained, would be on terms acceptable to us, which may have a material adverse effect on our financial condition, results of operations and cash flows.

Our substantial level of indebtedness may make it difficult for us to satisfy our debt obligations and may adversely affect our ability to obtain financing for working capital, capitalize on business opportunities or respond to adverse changes in our industry.

        As of March 30, 2007, we had $630.9 million of total indebtedness and $81.9 million of additional borrowing capacity under our senior secured credit facility (which gives effect to the $21.1 million of outstanding letters of credit). Based on our indebtedness and other obligations as of March 30, 2007, we estimate our remaining contractual commitments including interest associated with our indebtedness and other obligations (assuming that our revolving credit facility will be undrawn at the close of fiscal 2008) will be $608.6 million in the aggregate for the remaining period between March 31, 2007 through the end of fiscal 2012. Such indebtedness could have important consequences for you, including the following:

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  it may be more difficult for us to satisfy our debt obligations;

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  our ability to obtain additional financing for working capital, debt service requirements, general corporate or other purposes may be impaired;

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  we must use a substantial portion of our cash flow to pay interest and principal on our indebtedness which will reduce the funds available for other purposes;

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  we are more vulnerable to economic downturns and adverse industry conditions;

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  our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in our industry as compared to our competitors may be compromised due to the high level of indebtedness; and

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  our ability to refinance indebtedness may be limited.

Servicing our indebtedness requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, which could adversely affect our financial condition.

        Our ability to make payments on and to refinance our indebtedness depends on our ability to generate cash. This, to a certain extent, is subject to general economic, political, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facility, on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements, including our senior secured credit facility and the indenture governing our senior subordinated notes, may restrict us from carrying out any of these alternatives. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it could significantly adversely affect our financial condition.

Despite our current indebtedness level, we and our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

        As of March 30, 2007, we had up to $81.9 million of additional availability under our senior secured credit facility (which gives effect to $21.1 million of outstanding letters of credit). The terms of the senior secured credit facility and our senior subordinated notes do not fully prohibit us or our subsidiaries from incurring additional indebtedness. It is not possible to quantify the specific dollar amount of indebtedness we may incur because our senior secured credit facility does not provide for a specific dollar amount of indebtedness we may incur. Our senior secured credit facility and our senior subordinated notes allow us to incur only certain indebtedness that is expressly enumerated in our senior secured credit facility and the indenture governing our senior subordinated notes, including certain intercompany indebtedness, indebtedness under the senior secured credit facility, the senior subordinated notes, certain refinancing indebtedness and certain indebtedness with respect to capital leases in an amount that may not exceed $25.0 million. If either we or our subsidiaries were to incur additional indebtedness, the related risks that we now face could increase.

Risks Related to Our Common Stock

Our principal stockholder and its affiliates exert substantial influence over us and may exercise their control in a manner adverse to your interests.

        Upon completion of this offering and assuming no exercise of an overallotment option by the underwriters, DIV Holding LLC will own 22,000,000 shares, or approximately 38.6%, of our outstanding common stock. So long as Veritas Capital continues to beneficially own a significant amount of the outstanding shares of our Class A common stock, it will continue to be able to strongly influence our decisions. The interests of Veritas Capital may not coincide with the interests of other holders of our Class A common stock. Additionally, Veritas Capital is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Veritas Capital may also pursue, for its own benefit, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Certain provisions of our charter documents and agreements, as well as Delaware law, could discourage, delay or prevent a merger or acquisition at a premium price.

        Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that:

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  permit us to issue, without any further vote or action by our stockholders, 50 million shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

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  provide for a classified board of directors serving staggered three-year terms; and

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  limit our stockholders' ability to call special meetings.

        Under our certificate of incorporation and bylaws, if at any time Veritas Capital does not beneficially own at least 50% of our outstanding voting shares, which will be the case following completion of this offering, (i) certain actions may only be taken by the affirmative vote of 80% of the outstanding voting shares, including the removal of directors, amending or repealing any provision of the bylaws, or amending or repealing certain provisions of the certificate of incorporation; (ii) no action required or permitted by Delaware law to be taken at a stockholder's meeting may be taken by the written consent of stockholders in lieu of a meeting; and (iii) directors may only be removed for cause.

        In addition, we have a rights plan that grants stockholders the right to purchase from us additional shares at preferential prices in the event of a hostile attempt to acquire control of us.

        All of the foregoing provisions may impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders.

Upon completion of this offering we will no longer be a "controlled company" within the meaning of the NYSE listing requirements which will require us to make certain changes to our board committees.

        Because Veritas Capital currently controls more than 50% of the voting power of our common stock, we are considered to be a "controlled company" for purposes of the NYSE listing requirements. As a "controlled company" under NYSE rules, we have not been subject to a number of corporate governance rules relating to composition of our board of directors and certain committees. At the conclusion of this offering, we will no longer be a "controlled company" and, in accordance with NYSE rules, subject to a phase in, will be required to have a nominating and corporate governance committee and a compensation committee comprised entirely of independent directors. We intend to comply with the NYSE rules and we are in the process of formulating a plan to achieve compliance.

Our stock price is volatile and, as a result, you could lose some or all of your investment.

        Our stock price has been and may continue to be affected by market volatility, as well as our own performance. If our revenue does not increase or increases less than we anticipate, if operating or capital expenditures exceed our estimates and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. In addition, if the stock market in general experiences a loss in investor confidence or otherwise falls, the market price of our common stock could fall for reasons unrelated to our business, results of operations or financial condition. The market price of our common stock could also decline if our operating results vary from the expectations of management, securities analysts and investors, or in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

Future sales of shares could depress our stock price.

        If our existing stockholders in the future sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. As of July 12, 2007, we had outstanding 57,000,000 shares of our Class A common stock. After completion of this offering and assuming the underwriters do not exercise their option to purchase additional shares, DIV Holding LLC will own approximately 22,000,000 million shares, or 38.6%, of our issued and outstanding common stock. DIV Holding LLC is party to an agreement that provides for additional registration rights. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. Moreover, the perception in the public market that DIV Holding LLC or any other affiliate might sell shares of our common stock could depress the market price of the common stock subject to a 90-day lockup period related to the securities offered herein. Additionally, we may sell shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock.

USE OF PROCEEDS

        The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling stockholder. We will not receive any proceeds from the sale of these shares of common stock.

DIVIDEND POLICY

        We have not to date paid dividends on our Class A common stock and do not intend to pay cash dividends on our Class A common stock in the foreseeable future. We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our Class A common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries' debt agreements. The declaration and payment of dividends also is subject to the discretion of our board of directors and depends on various factors, including our net income, financial conditions, cash requirements, future prospects and other factors deemed relevant by our board of directors.

PRICE RANGE OF COMMON STOCK

        Since May 4, 2006, our common stock has been publicly traded on the New York Stock Exchange under the symbol "DCP." Prior to May 4, 2006, our common stock was not publicly traded. The high and low sales prices of our common stock for the time period indicated below, as reported by the New York Stock Exchange, were:

	Price per Share
	High	Low
Year Ended March 30, 2007
First quarter (from May 4, 2006)	$15.02	$10.38
Second quarter	$12.99	$9.01
Third quarter	$16.45	$10.00
Fourth quarter	$17.53	$15.09
Year Ending March 28, 2008
First quarter	$22.23	$14.91
Second quarter (through July 12, 2007)	$23.00	$21.50

        On July 12, 2007, the closing price of our common stock was $23.00.

CAPITALIZATION

        The following table sets forth both our capitalization and cash and cash equivalents as of March 30, 2007:

March 30, 2007
(Dollars in thousands) (unaudited)
Cash and cash equivalents	$102,455

Long-term debt, including current portion:
Senior secured credit facility:
Revolving credit facility	$—
Term loan facility	338,962
Senior subordinated notes	292,032

Total long-term debt, including current portion	630,994

Stockholders' equity:
Common stock, $0.01 par value—57,000,000 shares issued and outstanding	$570
Additional paid-in capital	352,245
Retained earnings	27,023
Accumulated other comprehensive loss	(164)

Total stockholders' equity	379,674

Total capitalization	$1,010,668

SELECTED FINANCIAL DATA

        The selected consolidated financial information for the period from March 30, 2002 through March 7, 2003 has been derived from our consolidated financial statements, referred to as the "original predecessor period." On March 7, 2003, DynCorp and its subsidiaries, including our operating company, were acquired by Computer Sciences Corporation.

        The selected historical consolidated financial data for the period from March 8, 2003 through March 28, 2003, as of and for the fiscal year ended April 2, 2004 and for the period from April 3, 2004 through February 11, 2005, the period of Computer Science Corporation's ownership, are derived from our consolidated financial statements, referred to as the "immediate predecessor period."

        On February 11, 2005, our operating company was sold by Computer Sciences Corporation to an entity controlled by Veritas Capital. The selected historical consolidated financial data as of April 1, 2005 and for the period from February 12, 2005 through April 1, 2005 and as of and for the fiscal years ended March 31, 2006 and March 30, 2007 are derived from our consolidated financial statements, referred to as the "successor period."

        We use a 52/53-week fiscal year ending on the closest Friday to March 31. The period from April 3, 2004 to February 11, 2005 was a 45-week period. The fiscal year ended April 2, 2004 was a 53-week year. The period from March 30, 2002 to March 7, 2003 included 49 weeks. During the original predecessor period, DynCorp used a calendar year. Accordingly, the financial statements covered by that period were restated to 52/53-week fiscal year ends.

        This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto incorporated herein by reference.

	Original Predecessor	Immediate Predecessor			Successor
			Fiscal Year Ended April 2, 2004			Fiscal Year Ended
	March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003		April 3, 2004 to Feb 11, 2005
(Dollars in thousands)					49 Days Ended April 1, 2005	March 31, 2006	March 30, 2007
Results of operations:
Revenues	$859,112	$59,240	$1,214,289	$1,654,305	$266,604	$1,966,993	$2,082,274
Cost of services	(787,649)	(53,482)	(1,106,571)	(1,496,109)	(245,406)	(1,722,089)	(1,817,707)
Selling, general and administrative expenses	(40,316)	(3,414)	(48,350)	(57,755)	(8,408)	(97,520)	(107,681)
Depreciation and amortization	(351)	(265)	(8,148)	(5,922)	(5,605)	(46,147)	(43,401)
Operating income	30,796	2,079	51,220	94,519	7,185	101,237	113,485
Interest expense	—	—	—	—	(8,054)	(56,686)	(58,412)
Interest on mandatory redeemable shares	—	—	—	—	(2,182)	(21,142)	(3,002)
Loss on early extinguishment of debt and preferred stock	—	—	—	—	—	—	(9,201)
Net earnings from affiliates	—	—	—	—	—	—	2,913
Interest income	43	2	64	170	7	461	1,789
Provision for income taxes	(11,973)	(852)	(19,924)	(34,956)	(60)	(16,627)	(20,549)
Net income (loss)	18,866	1,229	31,360	59,733	(3,104)	7,243	27,023
Cash flows provided (used) by operating activities	$(10,331)	$12,542	$(6,756)	$(2,092)	$(31,240)	$55,111	$86,836
Other financial data:
EBITDA(1) (2)	$31,781	$2,382	$60,072	$101,326	$12,896	$148,718	$163,438
Capital expenditures	$1,011	$11	$2,047	$8,473	$244	$6,180	$9,317
Backlog(3)	NA	$2,028,000	$2,164,000	NA	$2,040,000	$2,641,000	$6,132,011
Balance sheet data (end of period):
Cash and cash equivalents	NA	$4,541	$6,510	NA	$13,474	$20,573	$102,455
Working capital(4)	NA	58,295	104,335	NA	200,367	251,329	282,929
Total assets	NA	481,097	579,829	NA	1,148,193	1,239,089	1,362,901
Total debt (including current portion)	NA	—	—	NA	826,990	881,372	630,994
Stockholders' equity	NA	354,198	396,573	NA	96,918	106,338	379,674

(1)
We define EBITDA as GAAP net income before depreciation and amortization, interest expense, and income taxes. Our management uses EBITDA as a supplemental measure in the evaluation of our business and believes that EBITDA provides a meaningful measure of our performance because it eliminates the effects of period to period changes in taxes, costs associated with capital investments and interest expense. EBITDA is not a financial measure calculated in accordance with GAAP. Accordingly, it should not be considered in isolation or as a substitute for net income or other financial measures prepared in accordance with GAAP. When evaluating EBITDA, investors should consider, among other factors, (i) increasing or decreasing trends in EBITDA, (ii) whether EBITDA has remained at positive levels historically, and (iii) how EBITDA compares to our debt outstanding. We provide a reconciliation of GAAP net income to EBITDA. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented by the Company may not be comparable to similarly titled measures of other companies. EBITDA does not give effect to the cash we must use to service our debt or pay income taxes and thus does not reflect the funds generated from operations or actually available for capital investments.

(2)
The following table presents a reconciliation of net income to EBITDA for the periods included below.

	Original Predecessor	Immediate Predecessor Period			Successor Period
			Fiscal Year Ended April 2, 2004			Fiscal Year Ended
		21 Days Ended March 28, 2003		April 3, 2004 to Feb 11, 2005	49 Days Ended April 1, 2005
(Dollars in thousands)	March 30, 2002 to March 7, 2003					March 31, 2006	March 30, 2007
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA:
Net income (loss)	$18,866	$1,229	$31,360	$59,733	$(3,104)	$7,243	$27,023
Income taxes	11,973	852	19,924	34,956	60	16,627	20,549
Interest expense and loss on early extinguishment of debt and preferred stock(a)	—	—	—	—	10,236	77,828	70,615
Depreciation and amortization	942	301	8,788	6,637	5,704	47,020	45,251

EBITDA	$31,781	$2,382	$60,072	$101,326	$12,896	$148,718	$163,438

  (a)
  Fiscal 2007 includes the premium associated with the redemption of all of the outstanding preferred stock, premium on the redemption of a portion of the senior subordinated notes and write-off of deferred financing costs associated with the early retirement of a portion of the senior subordinated notes.

(3)
Backlog data is as of the end of the applicable period. We define contracted backlog as the estimated value of contract awards received from customers that have not been recognized as sales. Our backlog consists of funded and unfunded backlog. Funded backlog is based upon amounts actually appropriated by a customer for payment of goods and services less actual revenue recorded as of the measurement date under that appropriation. Unfunded backlog is the actual dollar value of unexercised contract options.

(4)
Working capital is defined as current assets, net of current liabilities.

BUSINESS

Company Overview

        We are a leading provider of specialized mission-critical outsourced technical services to civilian and military government agencies. Our specific global expertise is in law enforcement training and support, security services, base operations and aviation services and operations. We also provide logistics support for all our services. Our current customers include the DoS, the DoD, commercial customers and foreign governments. As of March 30, 2007, we had over 14,600 employees in 33 countries, approximately 45 active contracts ranging in duration from three to ten years and over 100 task orders. Our predecessors have provided essential services to numerous U.S. government departments and agencies since 1951.

        From fiscal 2003 to fiscal 2007, our revenues and EBITDA increased at a CAGR of 22.7% and 47.9%, respectively. Our revenues and EBITDA, for fiscal 2007 as compared with fiscal 2006, increased by 5.8% and 9.9%, respectively. In fiscal 2007, we generated revenues, EBITDA and net income of $2.1 billion, $163.4 million and $27.0 million, respectively, as compared with $2.0 billion, $148.7 million and $7.2 million, respectively, in fiscal 2006. Our fiscal 2007 revenue, EBITDA and net income growth was primarily driven by additional services provided under a peacekeeping program in Africa and drug eradication services provided in Afghanistan and South America. In addition, a higher number of international police liaison officers were deployed in the Middle East, and increased aviation maintenance services were provided worldwide. We believe that our margins will further improve to the extent our customers shift from cost-reimbursement contracts to increasing use of time-and-materials and fixed-price contracts, which we believe generally have higher margins than cost-reimbursement type contracts. As a percentage of revenue for fiscal 2007, our contract mix for fixed-price, time-and-materials and cost-reimbursement contracts was 43%, 36% and 21%, respectively, as compared with 34%, 38% and 28%, respectively, in fiscal 2006.

        As of March 30, 2007, we had a total backlog of approximately $6.1 billion. Historically, substantially all of our backlog has been converted into revenue at or above stated contract values. Backlog does not take into account any expenses associated with the contracts, and converting backlog into revenue would not reflect income associated with contracts. In addition to our backlog as of March 30, 2007, we had $10.1 billion of currently available ceiling under our existing IDIQ contracts. For a discussion of our backlog please see "Business—Backlog".

Business Strengths

        We believe our core strengths include the following:

        Leading Market Position.    We are a leading provider of specialized mission-critical outsourced technical services to civilian and military government agencies. Our leading position is not based on our percentage of revenues compared to the overall defense budget, but on the fact that we are one of the few providers with the ability to perform large-scale, complex programs in our targeted service areas. Our global presence and highly specialized personnel enable us to meet our customers' specifications anywhere in the world with one of the fastest response times in the industry. For example, our predecessors were pioneers in the CFT program, and we believe that we are currently the largest provider of CFT services to the DoD. We also are the sole contractor under the DoS International Narcotics and Law Enforcement Air-Wing program, and we believe we have performed in excess of 90% of the dollar value of awarded task orders for the DoS Civilian Police program since its inception in February 2004.

        Attractive Industry Fundamentals.    The U.S. government is expected to continue to downsize and replace government employees with more cost-effective commercial vendors. In addition, the global deployment of the U.S. military in support of the war on terror and overall military transformation are constraining existing government resources. As a result, outsourcing to private contractors has increased and is expected to continue to do so. Moreover, our end markets are also large and growing. The Operation and Maintenance portion of the DoD budget, which includes the majority of the services we provide, is the largest segment of the DoD military spending. Similarly, there has been significant growth in the DoS budget.

        Long-Standing and Strong Customer Relationships.    We have been a participant in the CFT program for 55 years. We also have participated in a number of other high-priority U.S. government programs for over a decade. Our key executives have developed long-standing and strong relationships with U.S. military and government officials, and we believe that the longevity and depth of our customer relationships has positioned us as a contractor of choice for our customers.

        Global Business Development Capability.    We have a long-standing presence in the Middle East. In addition, we have frontline sales and marketing personnel in the United States, Europe, Africa and Asia-Pacific. We also market through relationships with military and government officials, through joint ventures and at international trade shows.

        Strong and Stable Platform for Growth.    We have a growing revenue base derived from approximately 45 active contracts and over 100 active task orders as of March 30, 2007, with different agencies of the U.S. government that are spread over a diverse mix of activities, services and platforms. The terms of our contracts generally range from three to ten years and, as of March 30, 2007, we had a total contracted backlog of approximately $6.1 billion. For a discussion on backlog please see "Business—Backlog".

        Attractive Cash Flow Dynamics.    Due to the nature of the services that we provide, we benefit from low capital expenditure requirements, which contribute to our ability to generate strong cash flow. We believe that our ability to generate cash flow provides us with a substantial degree of operating flexibility beyond servicing our debt, thereby allowing us to fund our growth initiatives. In addition, our amortization of intangibles and goodwill over the next several years is expected to reduce cash requirements for the payment of taxes.

        Experienced Management Team and Distinguished Board.    Our operating company's senior management team has extensive industry expertise and has an average of 20 years of experience working in our industry. Many members of our management and our board of directors have had military and government experience and have long-standing relationships with U.S. military and U.S. government officials.

Business Strategy

        Our objective is to leverage our leading market position to further increase our revenues and earnings. We intend to achieve this objective through the following strategies:

        Exploit Current Business Opportunities and Backlog.    As of March 30, 2007, our contracted backlog was approximately $6.1 billion. In addition to servicing our contracted backlog, we intend to leverage our existing contract base to expand the scope of our activities as a result of contract renewals, favorable contract modifications and new task orders. For example, in February 2004, we were awarded a new Civilian Police contract by the DoS, which expanded our existing program that has been in place since 1994. This contract has an estimated value of $2.5 billion over the five-year term of the program through February 2009. In addition, we plan to expand the scope of services we provide to our existing customers. On June 27, 2007, we were also awarded the LOGCAP IV contract, that has a maximum potential annual contract value of $5 billion for the next ten years.

        Capitalize on Industry Trends.    We intend to continue to capitalize on the U.S. government's increasing reliance on outsourcing and increased spending in our targeted end-markets. According to the GAO, the DoD's obligations on service contracts increased from approximately $85 billion in fiscal

1996 to more than $151 billion in fiscal 2006, an increase of approximately 78%. This increase was driven in part by the DoD's need to outsource services because of fewer U.S. military personnel available to support non-warfighting efforts, the decrease in the size of the DoD's civilian workforce and the DoD's extensive reliance on contractors to provide support to troops in Iraq. We believe that we are well positioned to benefit from these trends, given our breadth of services and experience, global reach and strong operating performance.

        Expand Domestic Service Offerings.    While a subsidiary of Computer Sciences Corporation, we primarily sought to provide our services internationally. Since our sale to Veritas Capital, as defined below, in February 2005, we have begun to compete for business opportunities domestically, including in the homeland security, domestic aviation, base operations and range services markets. In fiscal 2007, the U.S. Army Aviation and Missile Command awarded us a $99 million contract to maintain and sustain foreign air- and ground-threat systems and their associated systems and equipment. In addition, we were awarded two contracts in fiscal 2006—one for FEMA contingency services and the other for Navy contingency services—with ceilings valued at $250 million and $450 million, respectively.

        Pursue Commercial Business and Foreign Government Opportunities.    While historically we have primarily served the U.S. government, we believe there is significant potential to increase the business we generate from commercial and foreign government customers by leveraging the expertise we have developed through our work with the U.S. government. We believe that commercial customers will increasingly seek out our services as a result of our efforts to bring proven systems, processes and capabilities from our government experience to commercial customers in need of similar services.

        We believe many foreign governments around the world are demonstrating the same outsourcing trends as the U.S. government. In particular, certain oil- and natural gas-rich nations have indicated a desire to increase spending for security, logistics and aviation services expertise which are often unavailable domestically. We believe our international business acumen, cultural understanding and significant experience in the Middle East and other parts of the world will allow us to effectively compete for such contracts. In December 2006, we were awarded a subcontract to provide the UAE depot-level maintenance, supply-chain management, maintenance training and facilities management for approximately 17,000 items of ground equipment. This subcontract is valued at approximately $163 million.

        Increase Profitability and Operating Efficiency.    We believe that our margins will further improve to the extent our customers shift from cost-reimbursement to time-and-materials contracts and fixed-price contracts, which, in our experience, generally result in higher margins than those of cost-reimbursement type contracts. Fixed-price contracts constituted 27%, 34% and 43% of our revenue in fiscal 2005, 2006 and 2007, respectively. As a result of our extensive experience and understanding of the cost and pricing structure in fixed-price and time-and-material contracts, we believe that such contracts have the potential to generate higher margins for us than cost-reimbursement contracts. We believe that these recent trends have contributed to a growth in our EBITDA margin from 5.9% in fiscal 2005 to 7.6% in fiscal 2006 and 7.8% for fiscal 2007.

        Selectively Pursue Acquisitions.    We intend to evaluate and pursue acquisitions on a strategic basis, with a view to increasing our revenues, improving our profitability and strengthening our competitive position through adding complementary skills and customers.

Industry Overview

        Over most of the last two decades, the U.S. government has been increasing its reliance on the private sector for a wide range of professional and support services. This increased use of outsourcing by the U.S. government has been driven by a variety of factors: lean-government initiatives launched in the 1990s; surges in demand during times of national crisis; the increased complexity of missions; the transformation of the U.S. military to focus on the war-fighter efforts and the loss of skills within the government caused by workforce reductions and retirements. Spending on professional services alone grew from $102 billion in fiscal 1995 to more than $200 billion in fiscal 2005. We believe that the U.S. government's growing mission and continued human capital challenges have combined to create a new market dynamic, one that is less directly reflective of overall government budgets and more reflective of the ongoing shift of service delivery from the federal workforce to private sector providers.

        In addition to the increase in government spending on outsourcing, particularly among our customers, our end-markets are also growing. The DoD budget for fiscal 2008, excluding supplemental funding relating to operations in Iraq and Afghanistan, has been proposed to Congress at $481.4 billion, representing a 62% increase over fiscal 2001. Fiscal 2006 DoD outlay was $499.4 billion. This growth is expected to continue, with the DoD forecasting its annual budget to grow to over $538.4 billion (excluding supplemental funding) by fiscal 2012. The U.S. government budget for international development and humanitarian and international security assistance coordinated by the DoS has grown from approximately $15 billion in fiscal 2000 to $25 billion in fiscal 2006, a CAGR of 8.9%. Services included in this budget include law enforcement training, eradication of international narcotics, certain contingency services and security services. Similarly, there has been significant growth in the Department of Homeland Security budget which is estimated at $46.4 billion for fiscal 2008, which represents a 13% CAGR since fiscal 2002 for the Department of Homeland Security and its predecessor entities.

        We believe the following industry trends will further increase demand and enable us to more successfully compete for outsourced services in our target markets:

  •
  Transformation of military forces, leading to increases in outsourcing of non-combat functions;

  •
  Increased level and frequency of overseas deployment and peace-keeping operations for the DoS, DoD and United Nations;

  •
  Growth in U.S. military budget driven by increased operations and maintenance spending;

  •
  Increased maintenance, overhaul and upgrade needs to support aging military platforms;

  •
  Increased reliance on private contractors to perform life-cycle asset management functions ranging from organizational to depot level maintenance;

  •
  Increased opportunities to support foreign governments in providing a wide spectrum of maintenance, supply support, facilities management and construction management-related services;

  •
  Shift to more multiple award IDIQ contracts; and

  •
  Movement from cost-reimbursement contracts to time-and-materials or fixed-price contracts and task orders.

Our Services

        We provide government technical services and outsourced solutions to our customers. Our primary services are provided through our two core business segments, GS and MTSS.

Government Services

        GS, with revenues of approximately $1.4 billion, $1.3 billion and $1.2 billion for fiscal 2007, 2006 and 2005, respectively, provides outsourced technical services to government agencies and commercial customers worldwide. GS consists of four operating units: (i) Law Enforcement and Security; (ii) Contingency and Logistics Operations; (iii) Operations Maintenance and Construction Management; and (iv) Specialty Aviation and Counter-drug Operations.

        Law Enforcement and Security—This operating unit provides international policing and police training, judicial support, immigration support and base operations. In addition, it provides security for diplomats and personal protection, designs, installs and operates security systems and develops security software, smart cards and biometrics for use by government agencies and commercial customers.

        Contingency and Logistics Operations—This operating unit provides peace-keeping support, humanitarian relief, de-mining, worldwide contingency planning and other rapid response services. In addition, it offers inventory procurement and tracking services, equipment maintenance, property control, data entry and mobile repair services.

        Operations Maintenance and Construction Management—This operating unit provides facility and equipment maintenance and control and custodial and administrative services. In addition, it provides civil, electrical, infrastructure, environmental and mechanical engineering and construction management services.

        Specialty Aviation and Counter-drug Operations—This operating unit provides services including drug eradication and host-nation pilot and crew training. In addition, it offers aerial firefighting, counter-drug surveillance and border control.

Key GS Contracts

Civilian Police

        The most significant contract of our GS operating segment is our Civilian Police contract, awarded to us by the DoS in February 2004. Our Civilian Police contract has an estimated value of $2.45 billion over the five-year term of this program, through February 2009. Through the Civilian Police program, we have deployed civilian police officers from the U.S. to 12 countries to train and offer logistics support to the local police and assist them with infrastructure reconstruction. Our first significant deployment of civilian police personnel began in the Balkans in 1996, where our predecessor helped train local police and provided support during the height of the conflict. We remained in the region through 2004. In addition, we have been awarded multiple task orders under the Civilian Police program, including assignments in Iraq and Afghanistan.

International Narcotics and Law Enforcement

        In May 2005, the DoS awarded us a contract in support of the International Narcotics and Law Enforcement Air-Wing program to aid in the eradication of illegal drug operations. We are the sole awardee of this contract, which has an estimated value of $863 million for the first three years of this ten-year contract, which runs through October 2015. In January 2007, we were awarded the fourth year of this ten-year award term contract, which has an estimated value of $315 million. This program has been ongoing since 1991 in cooperation with multiple Latin American countries, and we recently commenced support to a similar program in Afghanistan.

War Reserve Material

        Through our War Reserve Material program, we manage the U.S. Air Force Southwest Asia War Reserve Material Pre-positioning Program, which includes operations in Oman, Bahrain, Qatar, Kuwait and two locations in the United States, Albany, Georgia and Shaw Air Force base, South Carolina. Our War Reserve Material contract has an estimated value of $548 million over the seven-year term of this program, which is through December 2007. We store, maintain and deploy assets such as tents, generators, vehicles, kitchens and medical supplies to deployed forces in the Global War on Terror. During Operation Enduring Freedom and Operation Iraqi Freedom, we sent teams into the field to assist in the setup of tent cities prior to the arrival of the deployed forces. The War Reserve Material program continues to partner with the U.S. Central Command Air Force in the development of new and innovative approaches to asset management.

        The following table sets forth certain information for our principal GS contracts, including estimated total values of the contracts as of March 30, 2007:

Contract	Principal Customer	Initial/Current Award Date	Recompete Date	Estimated Total Contract Value
Civilian Police Program	DoS	Feb 1994 / Feb 2004	Feb 2009	$2.45 billion	(1)
International Narcotics and Law Enforcement	DoS	Jan 1991 / May 2005	Oct 2015	$863 million	(2)
War Reserve Material	U.S. Air Force	May 2000	Dec 2007	$548 million
California Department of Forestry	State of California	Jan 2002	Dec 2007	$83 million
Sudan	DoS	May 2001	Not Applicable	$12 million	(1)

(1)
These contracts are IDIQ contracts. For more information about indefinite delivery, indefinite quantity contracts, see "—Contract Types." Also, for a discussion of how we define estimated remaining contract value for indefinite delivery, indefinite quantity contracts, see "—Estimated Remaining Contract Value."

(2)
Represents estimated total contract value for the first three years of this contract. In January 2007, we were awarded the fourth year of this ten-year award term contract, which has an estimated value of $315 million.

New GS Contracts

LOGCAP IV

        On June 27, 2007, we received notification that the U.S. Army Sustainment Command selected us as one of three prime contractors to provide logistics support under LOGCAP IV. The LOGCAP IV program has a term of up to ten years, and a maximum potential annual contract value to our team of $5 billion. The actual contract value from this contract will depend on certain factors that are not determinable at this time, including the number of individual task orders we receive. We are teamed with CH2M Hill and Taos Industries, Inc. for LOGCAP IV. LOGCAP IV is the U.S. Army component of the DoD's efforts to award contracts to U.S. companies with a broad range of logistics capabilities to support U.S. and allied forces during combat, peacekeeping, humanitarian and training operations. The LOGCAP IV contract is a hybrid type contract under which task orders could be fixed-price, time-and-materials or cost-reimbursement types. However, we believe that a majority of the task orders awarded will be of the cost-reimbursement type.

INSCOM

        In December 2006, through the GLS joint venture we were awarded the INSCOM contract for management of translation and interpretation services in support of Operation Iraqi Freedom. The five-year cost-reimbursement type contract has a maximum value of approximately $4.6 billion. We have a 51% ownership interest in GLS and will consolidate the joint venture in our financial statements. As of March 30, 2007, the funded and unfunded backlog related to this program was $49.0 million and $3.3 billion, respectively. The incumbent contractor's protest of the award to GLS was sustained by the GAO in March 2007. We expect the U.S. Army to issue a revised solicitation in accordance with the GAO's decision, request revised proposals from the competing contractors and make a new contract award decision.

Maintenance & Technical Support Services

        MTSS, with revenues of $722.7 million, $702.4 million and $688.2 million for fiscal 2007, 2006 and 2005, respectively, offers the following services:

        Aviation Services and Operations—Our aviation services and operations include aircraft fleet maintenance and modifications, depot augmentation, aftermarket logistics support, aircrew services and training, ground equipment maintenance and modifications, quality control, Federal Aviation

Administration, or FAA, certification, facilities and operations support, aircraft scheduling and flight planning and the provisioning of pilots, test pilots and flight crews. Services are provided from both main base locations and forward operating locations.

        Aviation Engineering—Our technicians manufacture and install aircraft modification programs for a broad range of weapons systems and aircraft engines. In addition, we provide services such as engineering design, kit manufacturing and installation, avionics upgrades, field installations, cockpit and fuselage redesign, configuration management and technical data, drawings and manual revisions.

        Aviation Ground Equipment Support—Our services include ground equipment support, maintenance and overhaul, modifications and upgrades, corrosion control, engine rebuilding, hydraulic and load testing and serviceability inspections. We provide these services worldwide and offer both short- and long-duration field teams. As of March 30, 2007, we employed over 850 mechanics, technicians and support personnel who perform depot level overhaul of ground support equipment for U.S. Navy and U.S. Coast Guard programs and provide depot level ground support equipment at 20 worldwide locations.

        Ground Vehicle Maintenance—Our ground vehicle maintenance services include vehicle maintenance, overhaul, corrosion control, scheduling and work flow management, logistics support and equipment inspection. We perform maintenance and overhaul on wheeled and tracked vehicles for the U.S. Army and U.S. Marine Corps, in support of their pre-positioning programs. We also provide overall program management, logistics support, tear down and inspection of equipment cycled off of pre-positioned ships.

Key MTSS Contracts

Contract Field Teams

        Contract Field Teams is the most significant program in our MTSS segment. We have provided this service for over 55 consecutive years. This program deploys highly mobile, quick-response field teams to customer locations to supplement a customer's workforce. Services under the Contract Field Teams contract generally include providing mission support to aircraft and weapons systems in addition to depot-level repair. The principal customer for our Contract Field Teams program is the DoD. Our Contract Field Teams contract is up for re-competition in March 2008. This contract has a $2.48 billion estimated value over a ten and one-half year term through March 2008.

Life Cycle Contractor Support

        This MTSS program consists of contracts with both the U.S. Army and the U.S. Navy. Under the Life Cycle Contractor Support-Army contracts, we provide aircraft maintenance and logistics for 165 C-12/RC-12 and 27 UC-35 aircraft, as well as services for a major avionics suite upgrade of 39 aircraft for Global Air Traffic Management compliance. Under our Life Cycle Contractor Support-Navy contracts, we provide aircraft maintenance and logistics for the U.S. Navy's 6 UC-35 aircraft. We entered into the Life Cycle Contractor Support-Army and Life Cycle Contractor Support-Navy contracts in August 2000 and the Global Air Traffic Management portion of our U.S. Army contract in March 2003. The Life Cycle Contractor Support-Army and Life Cycle Contractor Support-Navy contracts are up for re-competition in January 2010. These contracts have estimated values of $986.0 million and $33.0 million for Life Cycle Contractor Support-Army and Life Cycle Contractor Support-Navy, respectively.

Andrews Air Force Base

        Under the Andrews Air Force Base contract, we perform aircraft maintenance and base supply functions, including full back shop support, organizational level maintenance, fleet fuel services and supply, launch and recovery and FAA repair services. Our principal customer under this contract is the

U.S. Air Force. We entered into this contract in January 2001 and it is up for re-competition in December 2011. This contract has a $337 million estimated value.

        The following table sets forth certain information for our principal MTSS contracts, including estimated values of the current contracts as of March 30, 2007:

Contract	Principal Customer	Initial/Current Award Date	Recompete Date	Estimated Total Contract Value
Contract Field Teams	DoD	Oct 1951 / Oct 1997	Mar 2008	$2.48 billion	(1)
Life Cycle Contractor Support	U.S. Army and U.S. Navy	Aug 2000	Jan 2010	$1.02 billion
Andrews Air Force Base	U.S. Air Force	Jan 2001	Dec 2011	$337 million
Columbus Air Force Base	U.S. Air Force	Oct 1998 / Jul 2005	Sep 2012	$261 million
Army Prepositioned Stocks Afloat	U.S. Army	Feb 1999	Feb 2009	$232 million
General Maintenance Directorate	United Arab Emirates(2)	Dec 2006	Dec 2013	$164 million
Eglin Air Force Base	U.S. Air Force	Nov 2002	Nov 2010	$80 million
F/A-18	Kuwaiti Air Force(2)	Sep 1997 / Dec 2005	Dec 2010	$70 million

(1)
This contract is an IDIQ contract. For more information about indefinite delivery, indefinite quantity contracts see "—Contract Types." Also, for a discussion of how we define estimated remaining contract value for indefinite delivery, indefinite quantity contracts, see "—Estimated Remaining Contract Value."

(2)
Reflects end user under the contract rather than the contract party.

Contract Types

        Our contracts typically have a term of three to ten years consisting of a base period of one year with multiple one-year options. Our contracts typically are awarded for an estimated dollar value based on the forecast of the work to be performed under the contract over its maximum life. In addition, we have historically received additional revenues through increases in program scope beyond that of the original contract. These contract modifications typically consist of "over and above" requests derived from changing customer requirements and are reviewed by us for appropriate revenue recognition. The government is not obligated to exercise options under a contract after the base period. At the time of completion of the contract term of a government contract, the contract is re-competed to the extent that the service is still required.

        Contracts between our operating company and the U.S. government or the government's prime contractor (to the extent that we are a subcontractor) generally contain standard, unilateral provisions under which the customer may terminate for convenience or for default. Government contracts generally also contain provisions that allow the U.S. government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials.

        Our business generally is performed under fixed-price, time-and-materials or cost-reimbursement contracts. Each of these is described below.

  •
  Fixed-Price Type Contracts:    In a fixed-price contract, the price is not subject to adjustment based on costs incurred, which can favorably or adversely impact our profitability depending upon our execution in performing the contracted service. Fixed-price types received by us include firm-fixed price, fixed-price with economic adjustment, and fixed-price incentive.

  •
  Time-and-Materials Type Contracts:    A time-and-materials type contract provides for acquiring supplies or services on the basis of direct labor hours at fixed hourly/daily rates plus materials at cost.

  •
  Cost-Reimbursement Type Contracts:    Cost-reimbursement type contracts provide for payment of allowable incurred costs, to the extent prescribed in the contract, plus a fixed-fee, award-fee or incentive-fee. Award-fees or incentive-fees are generally based upon various objective and subjective criteria, such as aircraft mission capability rates and meeting cost targets.

        Any of these three types discussed above may be executed under an IDIQ contract, which are often awarded to multiple contractors. Award of an IDIQ contract does not represent a firm order for services. Our Civilian Police, Contract Field Teams and LOGCAP IV programs are three examples of IDIQ contracts. In fiscal 2007, 2006 and 2005, 56.7%, 58.9% and 56.3% of our revenues, respectively, were attributable to IDIQ contracts. When a customer wishes to order services under an IDIQ contract, the customer issues a task order request for proposal to the contractor awardees. The contract awardees then submit proposals to the customer and task orders are typically awarded under a best-value approach. However, many IDIQ contracts permit the customer to direct work to a particular contractor. In some instances, the contractor may identify specific projects and propose to perform the service for a customer within the scope of the IDIQ contract, although the customer is not obligated to order the services.

        We believe that our margins will further improve to the extent our customers shift away from cost-reimbursement to time-and-materials contracts and fixed-price contracts, since in our experience, fixed-price and time-and-materials contracts generally result in higher margins than those of cost-reimbursement type contracts.

        Our historical contract mix by type for the last three fiscal years, as a percentage of revenue, is indicated in the table below.

	Fiscal Year
Contract Type
	2007	2006	2005
Fixed-Price	43%	34%	27%
Time-and-Materials	36%	38%	39%
Cost-Reimbursement	21%	28%	34%

	100%	100%	100%

        Many of our contracts involve subcontracts with other companies, which we rely upon to perform all or a portion of the services we are required to provide to our customers. Often we enter into subcontract arrangements in order to meet government requirements that certain categories of services be awarded to small businesses. We use subcontractors primarily for specialized technical labor and certain functions such as construction and catering. For fiscal 2007, 2006 and 2005, we paid our subcontractors approximately $227.0 million, $229.0 million and $175.0 million, respectively.

Backlog

        We track contracted backlog in order to assess our current business development effectiveness and to assist us in forecasting our future business needs and financial performance. Backlog consists of orders and priced options under our contracts. We define contracted backlog as the estimated value of contract modifications received from customers that have not been recognized as revenue. Our backlog consists of funded and unfunded amounts. Funded backlog is based upon amounts actually appropriated by a customer for payment of goods and services less actual revenue recorded as of the measurement date under that appropriation. Unfunded backlog is the actual dollar value of unexercised contract options. Most of our U.S. government contracts allow the customer the option to extend the period of performance of a contract for a period of one or more years. These options may be exercised at the sole discretion of the customer. Historically, it has been our experience that the customer has exercised contract options.

        Firm funding for our contracts is usually made for one year at a time, with the remainder of the contract period consisting of a series of one-year options. As is the case with the base period of our U.S. government contracts, option periods are subject to the availability of funding for contract performance. The U.S. government is legally prohibited from ordering work under a contract in the absence of funding. Our historical experience has been that the government generally has funded the option periods of our contracts.

        The following table sets forth our approximate contracted backlog as of the dates indicated:

	March 30, 2007	March 31, 2006	April 1, 2005
	(Dollars in millions)
Funded Backlog	$1,402	$1,024	$1,140
Unfunded Backlog	4,730	1,617	900

Total Backlog	$6,132	$2,641	$2,040

        In December 2006, through the GLS joint venture we were awarded the INSCOM contract for management of translation and interpretation services in support of Operation Iraqi Freedom. The five-year contract has a maximum value of approximately $4.6 billion. We have a 51% ownership interest in GLS and will consolidate the joint venture in our financial statements. As of March 30, 2007, the funded and unfunded backlog related to this program was $49.0 million and $3.3 billion, respectively, and has been included in the table above. The incumbent contractor's protest of the award to GLS was sustained by the GAO in March 2007. We expect the U.S. Army to issue a revised solicitation in accordance with the GAO's decision, request revised proposals from the competing contractors and make a new contract award decision. Our backlog and estimated remaining contract value metrics may require future adjustment depending on the outcome of future procurement actions taken by the U.S. Army in implementing the GAO's recommendation.

Estimated Remaining Contract Value

        Our estimated remaining contract value represents total backlog plus management's estimate of future revenues under IDIQ contracts that have not been funded, or award term periods that have not yet been earned. These future revenues would be our estimate of revenue that would occur from the end of currently funded task orders until the end of the IDIQ contracts. Our estimated remaining contract value is based on our experience under contracts, and we believe our estimates are reasonable. However, there can be no assurance that our existing contracts will result in actual revenues in any particular period or at all. These amounts could vary or even change significantly depending upon government policies, government budgets, appropriations and the outcome of protested contract awards. See "Risk Factors—Our IDIQ contracts are not firm orders for services, and we may never receive revenues from these contracts, which could adversely affect our operating performance." The following table sets forth our estimated remaining contract value as of the dates indicated:

	March 30, 2007	March 31, 2006	April 1, 2005
	(Dollars in millions)
Estimated remaining contract value	$8,991	$5,727	$4,413

Regulatory Matters

        Contracts with the U.S. government are subject to certain regulatory requirements. Under U.S. government regulations, certain costs, including certain financing costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under cost-reimbursement contracts. The U.S. government also regulates the methods by which allowable costs may be allocated under U.S. government contracts.

        Our government contracts are subject to audits at various points in the contracting process. Pre-award audits are performed at the time a proposal is submitted to the U.S. government for cost-reimbursement contracts. The purpose of a pre-award audit is to determine the basis of the bid and provide the information required for the U.S. government to negotiate the contract effectively. In addition, the U.S. government may perform a pre-award audit to determine our capability to perform under a contract. During the performance of a contract, the U.S. government may have the right to examine our costs incurred in the contract, including any labor charges, material purchases and overhead charges. Upon a contract's completion, the U.S. government performs an incurred cost audit of all aspects of contract performance for cost-reimbursement contracts to ensure that we have performed the contract in a manner consistent with our proposal. The government also may perform a post-award audit for proposals that are subject to the Truth in Negotiations Act, which are proposals in excess of $600,000, to determine if the cost proposed and negotiated was accurate, current and complete as of the time of negotiations.

        The DCAA performs these audits on behalf of the U.S. government. The DCAA also reviews the adequacy of, and our compliance with, our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. The DCAA has the right to perform audits on our incurred costs on all contracts on a yearly basis. We have DCAA auditors on site to monitor our billing and back office operations. An adverse finding under a DCAA audit could result in the disallowance of our costs under a U.S. government contract, termination of U.S. government contracts, forfeiture of profits, suspension of payments, fines and suspension and prohibition from doing business with the U.S. government. In the event that an audit by the DCAA recommends disallowance of our costs under a contract, we have the right to appeal the findings of the audit under applicable dispute resolution provisions. Approval of submitted yearly contract incurred costs can take from one to three years from the date of submission of the contract costs. All of our contract incurred costs for U.S. government contracts completed through fiscal 2003 have been audited by the DCAA and approved by the Defense Contract Management Agency. The audits for such costs during subsequent periods are continuing. See "Risk Factors—A negative audit or other actions by the U.S. government could adversely affect our operating performance."

        At any given time, many of our contracts are under review by the DCAA and other government agencies. We cannot predict the outcome of such ongoing audits and what, if any, impact such audits may have on our future operating performance.

Environmental Matters

        Our operations include the use, generation and disposal of petroleum products and other hazardous materials. We are subject to various U.S. federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We believe we have been and are in substantial compliance with environmental laws and regulations, and we have no liabilities under environmental requirements that would have a material adverse effect on our business, results of operations or financial condition. We have not incurred, nor do we expect to incur, material costs relating to environmental compliance.

Sales and Marketing

        We market through relationships with military and government officials, through joint ventures and at international trade shows. Personnel profiles range from employees with marketing degrees to retired senior officers from the various U.S. and foreign military branches. Most senior personnel engaged in sales and marketing have long-term operations experience.

        Our approach is to establish marketing activities in the area or region that we believe presents the greatest opportunity to grow and develop our business. We have an organization and presence in Dubai, UAE which we believe, together with our Company and its predecessors' long-standing presence in the Middle East, enables us to continually pursue opportunities in that region. We have an office in Germany to develop business with the U.K. Ministry of Defense, U.S., national and NATO military commands. We have frontline sales and marketing personnel in the United States, Europe, Africa and Asia-Pacific. In each office, to assist us in the regions we serve, we employ personnel who are fluent in both English and the local language and familiar with local culture. We also utilize focus groups to target our services to geographic markets and provide local training to our sales force.

Competition

        We compete with various entities across geographic and business lines based on a number of factors, including services offered, experience, price, geographic reach and mobility. Most activities in which we engage are very competitive and require that we have highly skilled and experienced technical personnel to compete. Some of our competitors have greater financial and other resources than we do or are better positioned than we are to compete for certain contract opportunities. Our competitors include Aerospace Industrial Development Corporation, Al Salam Aircraft Co., Blackwater USA, Inc., Civilian, Police International, L.L.C., IAP Worldwide Services, Inc., ITT Corporation, KBR Inc., L-3 Communications Holdings, Inc., Lockheed Martin Corporation, SAIC, Inc., Sikorsky, a United Technologies Corporation company, Serco Group Plc. and Triple Canopy, Inc. We believe that the primary competitive factors for our services include reputation, technical skills, past contract performance, experience in the industry, cost competitiveness and customer relationships.

Intellectual Property

        We hold an exclusive, perpetual, irrevocable, worldwide, royalty-free and fully paid license to use the "Dyn International" and "DynCorp International" names in connection with aviation services, security services, technical services and marine services. We do not own any trademarks or patents and do not believe our business is dependent on trademarks or patents.

Employees

        We currently employ approximately 14,600 employees in 33 countries, of which approximately 1,500 are represented by labor unions. As of March 30, 2007, we had approximately 70 collective bargaining agreements. Agreements expiring between July 2007 and September 2007 will cover approximately 30 employees. The remaining agreements will expire through March 2011. We are currently negotiating a new collective bargaining agreement with approximately 800 additional employees.

Properties

        Our principal executive office is located in, and a portion of our operations are conducted from, leased premises located in Falls Church, Virginia. In addition, as of March 30, 2007, we leased 197 commercial facilities in 18 countries used in connection with the various services rendered to our customers. Upon expiration of our leases, we do not anticipate any difficulty in obtaining renewals or alternative space. We do not own any real property. Lease terms range from month-to-month to ten years. Many of the current leases are non-cancelable.

        We believe that substantially all of our property and equipment is in good condition, subject to normal wear and tear and that our facilities have sufficient capacity to meet the current and projected needs of our business.

        The following table lists our U.S. leased properties, including the inside square footage of those properties as of March 30, 2007.

City, State	Size (sq ft)
Albany, Georgia	298,560
Fort Worth, Texas	119,001
Falls Church, Virginia	71,355
Irving, Texas	52,842
North Highlands, California	18,837
Satellite Beach, Florida	10,773
Herndon, Virginia	6,230
Hampton, Virginia	3,437

Legal Proceedings

Pending Litigation and Claims

        On April 24, 2007, March 14, 2007, December 29, 2006 and December 4, 2006 four lawsuits were served, seeking unspecified monetary damages against DynCorp International LLC and several of its former affiliates in the U.S. District Court for the Southern District of Florida, concerning the spraying of narcotic plant crops along the Colombian border adjacent to Ecuador. Three of the lawsuits, filed on behalf of the Providences of Esmeraldas, Sucumbíos, and Carchi in Ecuador, allege violations of Ecuadorian law, international law, and the statutes and common law of Florida, including negligence, trespass, and nuisance. The fourth lawsuit, filed on behalf of 1,663 citizens of the Ecuadorian provinces of Esmeraldas and Sucumbíos, alleges personal injury, various counts of negligence, trespass, battery, assault, intentional infliction of emotional distress, violations of the Alien Tort Claims Act and various violations of international law. The DoS contract under which this work is performed provides indemnification to us against third-party liabilities arising out of the contract, subject to available funding.

        On May 29, 2003, Gloria Longest, a former accounting manager for us, filed suit against DynCorp International LLC under the False Claims Act and the Florida Whistleblower Statute, alleging that it submitted false claims to the government under the International Narcotics & Law Enforcement Affairs contract with the DoS. The action, titled U.S. ex rel. Longest v. DynCorp and DynCorp International LLC, was filed in the U.S. District Court for the Middle District of Florida under seal. The case was unsealed in 2005, and we learned of its existence on August 15, 2005 when we were served with the complaint. After conducting an investigation of the allegations made by the plaintiff, the U.S. government did not join the action. The complaint does not demand any specific monetary damages; however, a court ruling against us in this lawsuit could have a material adverse effect on our operating performance.

        On September 11, 2001, a class action lawsuit seeking $100.0 million on behalf of approximately 10,000 citizens of Ecuador was filed against DynCorp International LLC and several of its former affiliates in the U.S. District Court for the District of Columbia. The action alleges personal injury, property damage and wrongful death as a consequence of the spraying of narcotic plant crops along the Colombian border adjacent to Ecuador. The spraying operations were and continue to be conducted under a DoS contract in cooperation with the Colombian government. The terms of the DoS contract provide that the DoS will indemnify DynCorp International LLC against third-party liabilities arising out of the contract, subject to available funding. We are also entitled to indemnification by Computer Sciences Corporation in connection with this lawsuit, subject to certain limitations. Additionally, any damage award would have to be apportioned between us and the other defendants.

General Legal Matters

        We and our subsidiaries and affiliates are involved in various lawsuits and claims that have arisen in the normal course of business. In most cases, we have denied, or believe we have a basis to deny, liability. We have recorded, in the consolidated financial statements found elsewhere in this prospectus, our best estimate of the aggregate liability that will result from these matters and believe that these matters are adequately reserved. While it is not possible to predict with certainty the outcome of litigation and other matters discussed above, it is the opinion of our management, based in part upon opinions of counsel, insurance in force and the facts currently known, that liabilities in excess of those recorded, if any, arising from such matters would not have a material adverse effect on our results of operations, consolidated financial condition or liquidity over the long term.

U.S. Government Audits

        Our contracts are regularly audited by the DCAA and other government agencies. These agencies review our contract performance, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and our compliance with, our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed. In addition, government contract payments received by us for allowable direct and indirect costs are subject to adjustment after audit by government auditors and repayment to the government if the payments exceed allowable costs as defined in the government contracts.

U.S. Government Investigations

        We also are occasionally the subject of investigations by various agencies of the U.S. government. Such investigations, whether related to our U.S. government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future U.S. government contracting.

        On January 30, 2007, the Special Inspector General for Iraq Reconstruction, or SIGIR, issued a report on one of our task orders concerning the Iraqi Police Training program. Among other items, the report raises questions about our work to establish a residential camp in Baghdad to house training personnel. Specifically, the SIGIR report recommends that DoS seek reimbursement from us of $4.2 million paid by the DoS for work that the SIGIR maintains was not contractually authorized. In addition, the SIGIR report recommends that the DoS request the DCAA to review two of our invoices totaling $19.1 million. On June 28, 2007, we received from the DoS contracting officer a letter requesting our repayment of approximately $4 million for work performed under this task order, which the letter claims was unauthorized. We believe that based on facts currently known, the foregoing matters will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

SELLING STOCKHOLDER

        We are registering for resale 10,000,000 shares of our common stock, assuming no exercise of an overallotment option by the underwriters. Prior to this offering, the selling stockholder owned 32,000,000 shares, or 56.1%, of our issued and outstanding stock. Accordingly, after completion of this offering and assuming the underwriters do not exercise their option to purchase additional shares, affiliates of the selling stockholder will own approximately 22,000,000 shares, or 38.6%, of our issued and outstanding common stock.

        The following table sets forth the name of the selling stockholder, the number of shares and percentage of our common stock beneficially owned by the selling stockholder as of July 12, 2007, the number of shares of common stock that may be offered for resale for the account of the selling stockholder under this prospectus and the number and percentage of shares to be beneficially owned by the selling stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholder).

	Shares Beneficially Owned Prior To Offering			Shares Beneficially Owned After Offering(1)
Name and Address			Shares Being Offered(3)
	Number	Percent(2)		Number	Percent
DIV Holding LLC(4)	32,000,000	56.1%	10,000,000	22,000,000	38.6%

(1)
Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.

(2)
Applicable percentage of ownership is based on 57,000,000 shares of our common stock outstanding on July 12, 2007.

(3)
In the event the underwriters exercise the over-allotment option in full, DIV Holding LLC will sell an additional 1,500,000 shares of our common stock.

(4)
The address for DIV Holding LLC is c/o Veritas Capital Management, 590 Madison Avenue, 41st Floor, New York, New York 10022. DIV Holding LLC, a Delaware limited liability company, is an affiliate of Veritas Capital. The Veritas Capital Fund II, L.P., a Delaware limited partnership of which Veritas Capital Management II, L.L.C. is the manager, is the manager of DIV Holding LLC and has the right to direct the voting of the shares owned by DIV Holding LLC. Robert B. McKeon, Chairman of our board of directors, is the managing member of Veritas Capital Management II, L.L.C., and as such may be deemed a beneficial owner of the shares owned beneficially by Veritas Capital Management II, L.L.C. or voted under the direction of Veritas Capital Management II, L.L.C. Mr. McKeon disclaims this beneficial ownership, except to the extent of his pecuniary interest in The Veritas Capital Fund II, L.P. and DIV Holding LLC.

  Robert B. McKeon, a director, is a partner in and the President of Veritas Capital Management, a New York-based private equity investment firm, which controls DIV Holding LLC. Robert B. McKeon directly owns 205,300 shares of our common stock. Ramzi M. Musallam, a director, is also a partner in Veritas Capital.

  Under a Management Consulting Agreement established at the time we were acquired by affiliates of Veritas Capital, we pay Veritas Capital an annual fee of $300,000 for various management services provided to us.

  We also reimbursed Veritas Capital for certain company-related expenses, including our initial public offering, legal expenses, travel expenses, meeting facilities and outside consulting services relating to our business, in the aggregate amount of $437,954 for fiscal 2007.

  Pursuant to the terms of the registration rights agreement, we have agreed to pay all expenses relating to the registration of shares covered by this prospectus, including all registration and filing fees, printing expenses, fees and expenses of our counsel and independent public accountants, fees and expenses of counsel for DIV Holding LLC, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars and costs of insurance. DIV Holding LLC will bear the costs of any underwriting discounts or selling commissions, if any, attributable to the sale of the shares. The registration rights agreement also provides that we will indemnify the selling stockholder, persons affiliated with them, and any participating underwriters against certain liabilities to which they may become subject in connection with the offering and sale of the shares contemplated by this prospectus, including liabilities arising under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 50,000,000 shares of preferred stock, $0.01 par value, and 200,000,000 shares of Class A Common Stock, $0.01 par value. The following summary of the terms of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions in our amended and restated certificate of incorporation and bylaws, which are incorporated by reference as exhibits to our Form 10-K, which is incorporated by reference in this prospectus.

Common Stock

        Our amended and restated certificate of incorporation provides that we may issue 200,000,000 shares of Class A Common Stock, of which 57,000,000 shares are issued and outstanding as of July 12, 2007. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to the rights of the holders of preferred stock, the holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock and subject to any prior or superior right of the holders of any shares of one or more class or series of stock of the Company then outstanding.

Preferred Stock

        Our amended and restated certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions. The NYSE listing requirements, which would apply so long as the Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of Class A common stock.

Directors' Exculpation and Indemnification

        Our amended and restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our amended and restated certificate of incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

        Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our company. We believe that the benefits of increased protection of our company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

        We will not be subject to Section 203 of the DGCL regulating corporate takeovers which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with an "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder. The restrictions contained in Section 203 will not apply to us until the first time both of the following conditions apply:

  •
  Section 203 by its terms would apply to us; and

  •
  Stockholders who are natural persons beneficially own 20% or more of the total voting power on the effective date of this offering cease to continue to own 20% of the total voting power.

        Section 203 of the DGCL defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

        Under our certificate of incorporation and bylaws, if at any time Veritas Capital does not beneficially own at least 50% of our outstanding voting shares, which will be the case following completion of this offering (i) certain actions may only be taken by the affirmative vote of 80% of the outstanding voting shares, including the removal of directors, amending or repealing any provision of the bylaws, or amending or repealing certain provisions of the certificate of incorporation; (ii) no action required or permitted by Delaware law to be taken at a stockholder's meeting may be taken by the written consent of stockholders in lieu of a meeting; and (iii) directors may only be removed with cause.

Rights Agreement

        We have entered into a rights agreement, dated as of May 3, 2006, with The Bank of New York. Under the rights agreement, one right was issued and attached to each share of our Class A common stock including all shares that are outstanding. Each right entitles the holder, in the circumstances described below, to purchase from our company one one-thousandth of a share of series B junior participating preferred stock, par value of $0.01 per share, at a to be determined exercise price, subject to adjustment in certain events.

        Initially, the rights will be attached to all certificates representing outstanding shares of common stock and will be transferred with and only with these certificates. The rights will become exercisable and separately certificated only upon the distribution date, which will occur upon the earlier of the following:

  •
  ten days following a public announcement that a person or group other than certain exempt persons has acquired or obtained the right to acquire beneficial ownership of 15% or more of the shares of Class A common stock then outstanding; and

  •
  ten days, or later, if determined by our board prior to any person acquiring 15% or more of the shares of Class A common stock then outstanding, following the commencement or announcement of an intention to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

        As soon as practicable after the distribution date, certificates will be mailed to holders of record of Class A common stock as of the close of business on the distribution date. From and after the distribution date, the separate certificates alone will represent the rights. Shares of Class A common stock issued after the distribution date will not be issued with rights, except that rights may be issued with shares of common stock issued pursuant to any of:

  •
  the exercise of stock options that were granted or awarded prior to the distribution date;

  •
  employee plans or arrangements we adopted prior to the distribution date;

  •
  the exercise, conversion or exchange of securities issued prior to the distribution date; or

  •
  our contractual obligations.

        The final expiration date of the rights will be the close of business on a to-be-determined date in 2016, unless earlier redeemed or exchanged by us as described below.

        In the event that a person acquires 15% or more of the shares of Class A common stock then outstanding, except pursuant to a tender offer or exchange offer for all the outstanding shares of our Class A common stock approved by our board before the person acquires 15% or more of the shares of Class A common stock then outstanding, each holder of a right other than that person and certain related parties, whose rights will automatically become null and void, will thereafter be entitled to receive, upon exercise of the right, a number of shares of Class A common stock, or in certain circumstances, cash, property or other securities of our company, having a current market price averaged over the previous 30 consecutive trading days equal to two times the exercise price of the right.

        If at any time on or after a person acquires 15% or more of the shares of common stock then outstanding, our company effects a merger or other business combination in which it is not the surviving entity, or any shares of our Class A common stock are changed into or exchanged for other securities, or 50% or more of our assets, cash flow or earning power is sold or transferred, then each holder of a right, except rights owned by any person who has acquired 15% or more of the shares of Class A common stock then outstanding or certain related parties, which will have become void as set forth above, will thereafter have the right to receive, upon exercise, a number of shares of Class A common stock of the acquiring company having a fair market value equal to two times the exercise price of the right.

        The exercise price payable, and the number of shares of series B junior participating preferred stock, shares of Class A common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on the series B junior participating preferred stock payable in shares of series B junior participating preferred stock, a subdivision or combination of the preferred stock, a grant or distribution to holders of the series B junior participating preferred stock of certain subscription rights, warrants, evidence of indebtedness, cash or other assets, or other similar events. In addition, the number of rights associated with each share of our Class A common stock is subject to adjustment in the event of a declaration of a dividend on our Class A common stock payable in Class A common stock or a subdivision or combination of our Class A common stock.

        No fractional rights or shares of series B junior participating preferred stock will be issued. In lieu thereof, an adjustment in cash will be made based on the market price of the Class A common stock, right or series B junior participating preferred stock on the last trading date prior to the date of exercise. Pursuant to the rights agreement, we reserve the right to require that, prior to the occurrence of one of the events that triggers the ability to exercise the rights, upon any exercise of rights, a number of rights be exercised so that only whole shares of series B junior participating preferred stock will be issued.

        We will also have the option, at any time after a person acquires 15% and before a person acquires a majority of the shares of our Class A common stock then outstanding to exchange some or all of the rights, other than rights owned by the acquiring person or certain related parties, which will have become void, at an exchange ratio of one share of Class A common stock and/or other equity securities deemed to have the same value as one share of common stock, per right, subject to adjustment.

        At any time prior to the time the rights become exercisable, our company, by vote of a majority of our board, may redeem the rights in whole, but not in part, at a price of $0.01 per right, payable, at our option, in cash, shares of Class A common stock or other consideration as our board may determine. Upon redemption, the rights will terminate and holders of rights will receive only the redemption price.

        For as long as the rights are redeemable, we may amend the rights agreement in any manner, including extending the time period in which the rights may be redeemed. After the time the rights cease to be redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such. Until a right is exercised, the holder, as such, will have no rights as a stockholder of our company, including the right to vote or to receive dividends.

        Each share of stock that may be issued upon exercise of the rights will be entitled to receive, when, as and if declared, cash and non-cash dividends equal to the greater of:

  •
  a dividend multiple of 100 times the aggregate per share amount of all cash and non-cash dividends declared or paid on the common stock, subject to adjustments for stock splits or dividends payable in common stock or reclassifications of common stock; or

  •
  preferential quarterly cash dividends of $0.01 per share.

        Holders of series B junior participating preferred stock will have a vote multiple of 100 votes per share, subject to adjustments for dividends payable in common stock or subdivisions or combinations of common stock and, except as otherwise provided by the certificate of incorporation, or applicable law, will vote together with holders of common stock as a single class. In the event that the preferential quarterly cash dividends are in arrears for six or more quarterly dividend payment periods, holders of series B junior participating preferred stock will have the right to elect two additional members of our board.

        In the event of the liquidation, dissolution or winding up of our company, after provision for liabilities and any preferential amounts payable with respect to any preferred stock ranking senior to the series B junior participating preferred stock, the holders of any series B junior participating preferred stock will be entitled to receive liquidation payments per share in an amount equal to the following:

  •
  $1.00 plus an amount equal to accrued and unpaid dividends and distributions thereon to the date of payment; and

  •
  a proportionate share, on equal terms with the holders of common stock, of the assets remaining after payment described above and a nominal payment to the holders of Class A common stock.

        The rights of the series B junior participating preferred stock as to dividends, voting and liquidation are protected by antidilution provisions.

        In the event of a consolidation, merger or other transaction in which the shares of capital stock are exchanged, holders of shares of series B junior participating preferred stock will be entitled to receive an amount per share equal to 100 times the amount of stock, securities, cash or other property for which each share of Class A common stock is exchanged. The shares of series B junior participating preferred stock are not redeemable at the option of our company or any holder thereof.

        The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire our company without the approval of our board. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire our company, even if that acquisition may be in the best interests of our stockholders. Because our board can redeem the rights or approve a permitted offer, the rights will not interfere with a merger or other business combination approved by our board.

        The rights agreement excludes Veritas Capital, as well as transferees of at least 15% of our then outstanding Class A common stock from Veritas Capital, from being considered an acquiring person.

Registration Rights

        We have entered into a registration rights agreement, dated as of May 3, 2006, with DIV Holding LLC. The terms of the registration rights agreement include provisions for demand registration rights and piggyback registration rights in favor of certain holders of our common stock.

        Subject to the terms of the registration rights agreement, DIV Holding LLC has the right to require that we register their shares under the Securities Act for sale to the public. The registration statement we have filed with the SEC on Form S-3, of which this prospectus forms a part, is being made pursuant to a demand registration right under the terms of the registration rights agreement. Pursuant to the registration rights agreement, we are required to use our best efforts to cause such registration statement to remain effective for such time as the shares registered hereunder have been sold by the selling stockholder.

        Pursuant to the terms of the registration rights agreement, we have agreed to pay all expenses relating to the registration of shares covered by this prospectus, including all registration and filing fees, printing expenses, fees and expenses of our counsel and independent public accountants, fees and expenses of counsel for DIV Holding LLC, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars and costs of insurance. DIV Holding LLC will bear the costs of any underwriting discounts or selling commissions, if any, attributable to the sale of the shares. The registration rights agreement also provides that we will indemnify the selling stockholder, persons affiliated with them, and any participating underwriters against certain liabilities to which they may become subject in connection with the offering and sale of the shares contemplated by this prospectus, including liabilities arising under the Securities Act.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our Class A common stock is The Bank of New York.

Listing

        Our Class A common stock is listed on the NYSE under the trading symbol "DCP".

CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following summary describes the material United States Federal income and estate tax consequences of the ownership of Class A common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States Federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as United States expatriates, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid United States Federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the United States Federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States Federal income tax consequences different from those discussed below. Prospective Non-U.S. Holders considering the purchase, ownership or disposition of Class A common stock are urged to consult their own tax advisors concerning the United States Federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. If a partnership holds the Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding Class A common stock are urged to consult their tax advisors.

        As used in this discussion, the term "Non-U.S. Holder" means a beneficial owner of Class A common stock that is, for United States Federal income tax purposes:

  •
  a nonresident alien individual;

  •
  a foreign corporation;

  •
  an estate whose income is not subject to United States Federal income tax on a net income basis; or

  •
  a trust, if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons have the authority to control all of its substantial decisions.

Dividends

        Distributions, if any, made to a Non-U.S. Holder out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes. Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States Federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed Internal Revenue Service, or IRS, Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock.

        A Non-U.S. Holder that wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to United States Federal income tax with respect to gain recognized on a sale or other disposition of Class A common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Class A common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the company is or has been a "United States real property holding corporation" for United States Federal income tax purposes. The company believes it is not, has not been and does not anticipate becoming a "United States real property holding corporation" for United States Federal income tax purposes.

        An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States Federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States Federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

        Class A common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        The company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Class A common stock within the United States or conducted through United States related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States Federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITERS

        The Company, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Credit Suisse Securities (USA) LLC, or Credit Suisse, Goldman, Sachs & Co., or Goldman Sachs, and Wachovia Capital Markets, LLC, or Wachovia, are the representatives of the underwriters.

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Wachovia Capital Markets, LLC
Total	10,000,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,500,000 shares from the selling stockholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,500,000 additional shares.

Paid by the Selling Stockholder	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission, or exercise any right with respect to the filing of a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge disposition or filing without the prior written consent of Credit Suisse, Goldman Sachs and Wachovia for a period of 90 days after the date of this prospectus.

        Our officers, directors, senior management and selling stockholder have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse, Goldman Sachs and Wachovia for a period of 90 days after the date of this prospectus.

        The Company's Class A common stock is listed on the NYSE under the symbol "DCP".

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

        The Company and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and, may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. In May 2006, Credit Suisse, Goldman Sachs and Wachovia acted as underwriters for the initial public offering of the Company's common stock. Affiliates of Goldman Sachs Credit Partners L.P. are lenders under our senior secured credit facility and received customary fees upon the entering of the senior secured credit facility by us in February 2005. Additionally, an affiliate of Wachovia acts as a lender under our senior secured credit facility.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

          (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

          (d)   in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each of the underwriters has represented and agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended), or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN INVESTORS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent;

  •
  the purchaser has reviewed the text above under Resale Restrictions; and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Schulte Roth & Zabel LLP, counsel to us, will pass upon the validity of our Class A common stock offered in this offering. The underwriters have been represented by Latham & Watkins LLP.

EXPERTS

        The financial statements and the related financial statement schedules in this prospectus incorporated by reference from our Annual Report on Form 10-K for fiscal 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the new basis of accounting beginning February 12, 2005), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and current reports and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered in this prospectus, please refer to the registration statement and its exhibits. Our SEC filings may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. These SEC filings are available from the SEC's web site at http://www.sec.gov. More information about us can be obtained by visiting our web site at www.dyn-intl.com. Information appearing on our website is not part of, and is not incorporated by reference in, this prospectus.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents, which are on file with the SEC, are incorporated into this prospectus by reference:

  •
  our Annual Report on Form 10-K for fiscal 2007; and

  •
  our definitive Proxy Statement on Schedule 14A filed on June 22, 2007.

        We incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act between the date of the filing of the registration statement of which this prospectus is a part and prior to the effective date of the registration statement (other than Current Reports on Form 8-K containing only disclosure furnished under Item 2.02 or 7.01 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K). We also incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold (other than Current Reports on Form 8-K containing only disclosure furnished under Items 2.02 or 7.01 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

        You may request a copy of these filings, at no cost, by writing or telephoning us at the address below.

Corporate Secretary
DynCorp International Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, VA 22042
(571) 722-0210

A History of Critical Missions

DynCorp
INTERNATIONAL

U.S. AIR FORCE
53257

Every Mission is Critical.™

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table indicates the expenses we will incur in connection with the offering described in this registration statement. All amounts are estimates, other than the SEC registration fee and the NASD fee. The missing amounts will be filed by amendment.

SEC registration fee		$7,623
NASD fee	$
Accounting fees and expenses	$
Legal fees and expenses	$
Printing expenses	$
Transfer agent fees and expenses	$
Miscellaneous expenses	$

Total	$

        Pursuant to the registration rights agreement that we have entered into with them, the selling stockholder will not bear any of the expenses of this offering, except for any underwriting discounts or selling commissions, if any, attributable to the sale of the shares.

Item 15. Indemnification of Directors and Officers.

Indemnification under the Delaware General Corporation Law

        Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

        Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation contains such a provision.

        These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification under the Certificate of Incorporation

        Our amended and restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our amended and restated certificate of incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Indemnification under the Bylaws

        Our bylaws do not contain any provisions with respect to indemnification.

Indemnification under indemnification agreements with our directors and officers

        We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Item 16. Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
4.1	Specimen of Common Stock Certificate (included as an exhibit to Amendment No. 3 to DynCorp International Inc.'s Form S-1 (Reg. No. 333-128637) filed on March 27, 2006, and incorporated by reference).
5.1*	Opinion of Schulte Roth & Zabel LLP
23.1**	Consent of Deloitte & Touche LLP
23.2*	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1).
24**	Power of Attorney (included on the signature pages to this Registration Statement).

*
To be filed by amendment.

**
Filed herewith.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Virginia, on the 13th day of July, 2007.

DYNCORP INTERNATIONAL INC.
By:	/s/ HERBERT J. LANESE Name: Herbert J. Lanese Title: President and Chief Executive Officer

Date: July 13, 2007

        KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Herbert J. Lanese and Michael J. Thorne, and each of them, severally (with full power to act alone), as the true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution and resubstitution, for and in the name, place, and stead of the undersigned in any and all capacities, to sign any and all amendments to the registration statement, including post-effective amendments thereto and any registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ HERBERT J. LANESE Herbert J. Lanese	Chief Executive Officer, President and Director (principal executive officer)	July 13, 2007
/s/ MICHAEL J. THORNE Michael J. Thorne	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	July 13, 2007
/s/ ROBERT B. MCKEON Robert B. McKeon	Director	July 13, 2007
Michael J. Bayer	Director	July , 2007

/s/ MARK H. RONALD Mark H. Ronald	Director	July 13, 2007
/s/ GENERAL RICHARD E. HAWLEY General Richard E. Hawley	Director	July 13, 2007
/s/ GENERAL BARRY R. MCCAFFREY General Barry R. McCaffrey	Director	July 13, 2007
/s/ RAMZI M. MUSALLAM Ramzi M. Musallam	Director	July 13, 2007
/s/ ADMIRAL JOSEPH W. PRUEHER Admiral Joseph W. Prueher	Director	July 13, 2007
/s/ CHARLES S. REAM Charles S. Ream	Director	July 13, 2007
/s/ ADMIRAL LEIGHTON W. SMITH JR. Admiral Leighton W. Smith Jr.	Director	July 13, 2007
/s/ WILLIAM G. TOBIN William G. Tobin	Director	July 13, 2007
General Anthony C. Zinni	Director	July , 2007

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement
4.1	Specimen of Common Stock Certificate (included as an exhibit to Amendment No. 3 to DynCorp International Inc.'s Form S-1 (Reg. No. 333-128637) filed on March 27, 2006, and incorporated by reference).
5.1*	Opinion of Schulte Roth & Zabel LLP
23.1**	Consent of Deloitte & Touche LLP
23.2*	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1).
24**	Power of Attorney (included on the signature pages to this Registration Statement).

*
To be filed by amendment.

**
Filed herewith.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA
FORWARD-LOOKING STATEMENTS
MARKET SHARE AND ESTIMATED CONTRACT VALUE
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Indebtedness
Risks Related to Our Common Stock
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED FINANCIAL DATA
BUSINESS
SELLING STOCKHOLDER
DESCRIPTION OF CAPITAL STOCK
CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS
UNDERWRITERS
NOTICE TO CANADIAN INVESTORS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX